   As Filed With the Securities and Exchange Commission on November 21, 1997
                                                  Registration No. 333-40305
================================================================================
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                Amendment No. 1
                                      to
                                   Form S-3
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                            Wild Oats Markets, Inc.
            (Exact name of registrant as specified in its charter)

          Delaware                                          84-1100630
(State or other jurisdiction of                 (I.R.S. Employer Identification
incorporation or organization)                              Number)

                                 1645 Broadway
                            Boulder, Colorado 80302
                                (303) 440-5220
   (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                             Michael C. Gilliland
                            Chief Executive Officer
                            WILD OATS MARKETS, INC.
                                 1645 Broadway
                            Boulder, Colorado 80302
                                (303) 440-5220
(Name, address, including zip code, and telephone number, including area code, of agent for service)

                                 Copies to:
  Francis R. Wheeler, Esq.                           Therese A. Mrozek, Esq.
  HOLME ROBERTS & OWEN, LLP                      BROBECK, PHLEGER & HARRISON LLP
1700 Lincoln Street, Suite 4100                       Two Embarcadero Place
   Denver, Colorado  80203                                2200 Geng Road
        (303) 861-7000                              Palo Alto, California 94303
                                                          (415) 424-0160

       Approximate date of commencement of proposed sale to the public:
  As soon as practicable after the Registration Statement becomes effective.

     If the only securities being registered on this form are being offered pursuant to a dividend or interest reinvestment plan, check the following box. [_]

     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [_]

     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

     If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [_]

                        -----------------------------

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment that specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.
================================================================================

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++


                 SUBJECT TO COMPLETION, DATED NOVEMBER 21, 1997

PROSPECTUS

                                2,138,587 SHARES


                            WILD OATS MARKETS, INC.

                                  COMMON STOCK

                                   --------
  Of the 2,138,587 shares of Common Stock, par value $.001 per share (the "Common Stock"), being offered hereby, 1,200,000 shares are being sold by Wild Oats Markets, Inc. ("Wild Oats" or the "Company") and 938,587 shares are being sold by the Selling Stockholders (as defined herein). See "Principal and Selling Stockholders." The Company will not receive any of the proceeds from the sale of Common Stock by the Selling Stockholders.

  The Common Stock is traded on the Nasdaq National Market under the symbol "OATS." On November 19, 1997 the last reported sale price of the Common Stock on the Nasdaq National Market was $39.50 per share. See "Price Range of Common Stock."

                                       --------
  SEE "RISK FACTORS" BEGINNING ON PAGE 6 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED IN CONNECTION WITH AN INVESTMENT IN THE COMMON STOCK OFFERED HEREBY.

                                   --------
THESE SECURITIES  HAVE NOT BEEN APPROVED  OR DISAPPROVED BY THE  SECURITIES AND
 EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
  ACCURACY OR ADEQUACY OF THIS PROSPECTUS.
           ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                                UNDERWRITING DISCOUNTS  PROCEEDS TO         PROCEEDS TO
                                PRICE TO PUBLIC   AND COMMISSIONS(1)     COMPANY(2)   SELLING STOCKHOLDERS(2)
-------------------------------------------------------------------------------------------------------------
Per Share......................      $                 $                  $                   $
-------------------------------------------------------------------------------------------------------------
Total(3).......................    $                   $                  $                  $
-------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------
(1) For information concerning indemnification of the Underwriters, see "Underwriting."
(2) Before deducting expenses of this offering, estimated at $300,000, payable by the Company.
(3) The Company has granted to the Underwriters a 30-day option to purchase up to 320,788 additional shares of Common Stock, solely to cover over-allotments, if any. See "Underwriting." If such option is exercised in full, the total Price to Public, Underwriting Discounts and Commissions and
    Proceeds to Company will be $      , $       , and $       respectively.

                                   --------
  The shares of Common Stock are being offered by the several Underwriters named herein, subject to prior sale, when, as and if accepted by them and subject to certain conditions. It is expected that the certificates for the shares of Common Stock offered hereby will be available for delivery on or
about           , 1997, at the offices of Smith Barney Inc., 333 West 34th
Street, New York, New York 10001.

                                   --------
SMITH BARNEY INC.
         PAINEWEBBER INCORPORATED
                   PIPER JAFFRAY INC.
                                                      DAIN BOSWORTH INCORPORATED

       , 1997

                                 [PHOTOGRAPHS]


Nine photographs, including two pictures of exterior store fronts, six pictures of store interiors and one picture of fruit.











     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN, OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK, INCLUDING OVERALLOTMENT, ENTERING STABILIZING BIDS, EFFECTING SYNDICATE COVERING TRANSACTIONS, AND IMPOSING PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

   The following summary is qualified in its entirety by the more detailed information appearing elsewhere in this Prospectus or incorporated herein by reference. Except as otherwise specified, all information in this Prospectus
(i) assumes no exercise of the Underwriters' over-allotment option and (ii) does not reflect a 3-for-2 stock split of the Company's Common Stock, payable on January 7, 1998, to holders of record on December 22, 1997. Unless otherwise indicated, references herein to fiscal years of the Company are to the Company's 52- or 53-week fiscal year, which ends on the Saturday nearest to December 31 of each year. This Prospectus contains forward-looking statements which involve risks and uncertainties. See "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations-- Cautionary Statement Regarding Forward-Looking Statements" for a discussion of certain risks and their potential impact on the forward-looking statements contained herein.

                                  THE COMPANY

   Wild Oats Markets, Inc. ("Wild Oats" or the "Company") is the second largest natural foods supermarket chain in North America. The Company currently operates 51 stores in 12 states: Arizona, California, Colorado, Florida, Illinois, Kansas, Missouri, Nevada, New Mexico, Oregon, Tennessee and Utah; and British Columbia, Canada.

   According to The Natural Foods Merchandiser, growth in the natural foods industry has accelerated from a 15% increase in sales in 1992 to a 25% increase in 1996, representing a compound annual growth rate of 21% from $5.3 billion in 1992 to $11.5 billion in 1996. The Company believes that this growth reflects a broadening of the natural foods consumer base which is being propelled by several factors including healthier eating patterns, increasing concern regarding food purity and safety, and greater environmental awareness. Wild Oats believes it has developed a differentiated concept that provides this expanding consumer base with an attractive one-stop, full-service shopping alternative to both conventional supermarkets and traditional health food stores.

   Since acquiring its first natural foods store in 1987, Wild Oats has pursued an aggressive growth strategy. The Company has grown from nine natural foods stores located primarily in Colorado at the end of 1992 to 40 stores in eight states and Canada at the end of 1996, representing a compound annual growth rate of 45%. The Company's sales increased from $36.6 million in 1992 to $192.5 million in 1996, representing a compound annual growth rate of 51%. The Company's annual sales increased 95% in 1996 to $192.5 million and 75% in the first nine months of 1997 to $226.4 million.

   The Company's growth has been driven by the acquisition of independent and small chain natural foods store operators, the opening of new stores and positive comparable store sales growth. In 1996, Wild Oats acquired 13 stores, including 10 stores owned by Alfalfa's, Inc. ("Alfalfa's"), and opened seven new stores. In the first nine months of 1997, the Company acquired an additional nine natural foods stores and opened two new stores. As a result of the Company's aggressive growth, the Company has increased its penetration of existing markets, entered new geographic markets and created a stronger platform for future growth. Since the beginning of 1996, the Company has successfully entered a number of new regions, including Arizona, Florida, Oregon, Tennessee and Utah. The Company believes its growth has resulted in operating efficiencies created by: (i) warehousing, distribution and administrative economies of scale; (ii) improved merchandise buying terms as a result of the Company's larger size; and (iii) coordinated merchandising and marketing strategies. See "Recent Acquisitions and New Store Openings."

   Wild Oats stores range in size from 5,000 to 35,000 square feet and feature between 10,000 and 25,000 stock-keeping units ("SKUs") of natural and gourmet foods and related products in virtually every product category found in a conventional supermarket. The Company's strict quality standards require products to be minimally processed, free of preservatives, artificial colors and chemical additives, and not tested on animals.

The Company emphasizes unique products not typically found in conventional supermarkets and tailors the product mix to meet the preferences of the local market. In addition, the Company has implemented a "down to earth" competitive price program which offers high quality, all-natural items in each product category at prices competitive with those of similar items in conventional supermarkets.

   Each Wild Oats store strives to create a fun, friendly and educational store environment that makes grocery shopping enjoyable and encourages shoppers to spend more time in the store and to purchase new products. The Company trains its store staff to educate customers as to the benefits and quality of its products and prominently features educational brochures, newsletters and an in-store information department. In addition, many of the stores offer cafe seating areas, espresso and fresh juice bars, in-store nutritional consultations and in-store massage therapists, all of which emphasize the comfortable and relaxed nature of the Wild Oats shopping experience. The Company also seeks to engender customer loyalty by demonstrating its high degree of commitment to the local community through on-going programs which provide significant monetary and in-kind contributions to local not-for-profit organizations.

   Wild Oats plans to open or acquire 11 stores in 1998. The Company intends to continue its national expansion strategy by increasing penetration in existing markets and expanding into new regions which it believes are currently underserved by natural foods retailers. The Company believes its flexible store format strategy, which includes large supermarket format stores and medium-sized urban format stores, and its store clustering strategy enable it to increase market penetration, reach a broader customer base, and operate successfully in a diverse set of markets. The Company periodically evaluates the location and positioning of its stores and may relocate, consolidate or close stores from time to time. While the Company believes that most of its growth will result from new store openings, it continues to evaluate possible acquisition opportunities in both new and existing markets.

   The Company was incorporated in Colorado in 1987 and reincorporated in Delaware in 1993. In July 1996, in connection with the acquisition of Alfalfa's, the Company effected a merger into WO Holdings, Inc., a Delaware corporation, which subsequently changed its name to Wild Oats Markets, Inc. The Company's executive offices are located at 1645 Broadway, Boulder, Colorado, and its telephone number is (303) 440-5220.

                               THE OFFERING

Common Stock offered by the     1,200,000 shares
 Company......................

Common Stock offered by the
 Selling Stockholders.........
                                938,587 shares

Common Stock to be
 outstanding after this
 offering.....................
                                8,287,323 shares(1)

Use of Proceeds...............
                                To finance possible future acquisitions, to fund new store openings and for working capital and other general corporate purposes. See "Use of Proceeds."

Nasdaq National Market          OATS
 symbol.......................
--------

(1) Based on actual shares of Common Stock outstanding as of October 31, 1997. Excludes 637,772 shares of Common Stock issuable upon exercise of options outstanding under the Company's equity incentive and stock option plans (of which 255,308 shares were vested as of such date), 185,659 shares reserved for issuance pursuant to the Company's equity incentive and stock option plans, 3,513 shares of Common Stock reserved for issuance upon exercise of outstanding warrants and 127,692 shares reserved for issuance under the Company's employee stock purchase plan. Also excludes shares of Common Stock which may be issued pursuant to a contingent payment obligation incurred by the Company in connection with the acquisition of two stores in early 1997. The weighted average exercise prices of the Company's outstanding stock options and warrants were $16.36 and $21.32 per share, respectively. See "Capitalization."

                      SUMMARY FINANCIAL AND OPERATING DATA
              (IN THOUSANDS, EXCEPT OPERATING AND PER SHARE DATA)

                                         FISCAL YEAR                             NINE MONTHS ENDED
                          ---------------------------------------------     ------------------------------
                                                                            SEPTEMBER 28,   SEPTEMBER 27,
                            1992     1993     1994     1995    1996(1)          1996             1997
                          --------  -------  -------  -------  --------     -------------   --------------
STATEMENT OF OPERATIONS
 DATA:
Sales...................   $36,638  $47,266  $65,219  $98,517  $192,493       $129,132         $226,361
Cost of goods sold and
 occupancy costs........    25,056   32,344   44,637   67,164   130,957         88,035          156,448
                          --------  -------  -------  -------  --------       --------         --------
Gross profit............    11,582   14,922   20,582   31,353    61,536         41,097           69,913
Direct store expenses...     8,723   11,007   15,685   25,072    48,317         32,252           52,252
                          --------  -------  -------  -------  --------       --------         --------
Store contribution......     2,859    3,915    4,897    6,281    13,219          8,845           17,661
Selling, general and
 administrative
 expenses...............     1,049    1,824    2,317    4,465     8,977          5,614            8,939
Pre-opening expenses....       650      416             1,037     1,763          1,244              329
Nonrecurring
 expenses(2)............                                          7,035          7,297
                          --------  -------  -------  -------  --------       --------         --------
Income (loss) from
 operations.............     1,160    1,675    2,580      779    (4,556)        (5,310)           8,393
Interest expense
 (income), net..........       151      350      373      363       904            888             (215)
                          --------  -------  -------  -------  --------       --------         --------
Income (loss) before
 income taxes...........     1,009    1,325    2,207      416    (5,460)        (6,198)           8,608
Income tax expense
 (benefit)(3)...........       393      521      880       40      (977)        (1,295)           3,543
                          --------  -------  -------  -------  --------       --------         --------
Net income (loss)(3)....  $    616  $   804  $ 1,327  $   376  $ (4,483)      $ (4,903)        $  5,065
                          ========  =======  =======  =======  ========       ========         ========
Net income per common
 share..................                                                                       $   0.71
                                                                                               ========
Unaudited pro forma net
 income (loss) per
 common share(4)........                              $  0.10  $  (0.92)(2)   $  (1.14)(2)
                                                      =======  ========       ========
Weighted average number
 of common shares
 outstanding............                                                                          7,159
                                                                                               ========
Unaudited pro forma
 weighted average number
 of common shares
 outstanding(4).........                                3,864     4,890          4,308
                                                      =======  ========       ========
SELECTED OPERATING DATA:
Number of stores at end
 of period..............         9       11       14       21        40             38               51
Average square feet per
 store..................    11,800   11,200   11,800   13,700    14,700         15,100           15,000
Average sales per square
 foot(5)................  $    434  $   383  $   435  $   464  $    463       $    453         $    439
Comparable store sales
 increase(6)............        13%       5%      13%       7%        2%             0%               5%
                                    AS OF FISCAL YEAR END                        SEPTEMBER 27, 1997
                          ---------------------------------------------     ------------------------------
                            1992     1993     1994     1995      1996          ACTUAL       AS ADJUSTED(7)
                          --------  -------  -------  -------  --------     -------------   --------------
BALANCE SHEET DATA:
Working capital
 (deficit)..............  $ (1,400) $  (292) $ 3,278  $   474  $  9,932       $ (3,128)        $ 41,602
Total assets............     6,763    9,873   24,053   38,376   107,057        121,081          165,811
Long-term debt
 (including capitalized
 leases)................     1,446    2,494    3,078   13,302       971          1,351            1,351
Redeemable convertible
 preferred stock........              2,164   15,018   16,956
Stockholders' equity
 (deficit)..............     1,301     (358)  (2,645)  (4,209)   77,783         85,617          130,347

--------

(1) In 1996, the Company acquired the operations of 13 natural foods stores, including 10 stores owned by Alfalfa's.
(2) In 1996, the Company recorded $7.0 million in nonrecurring expenses as a result of the Alfalfa's acquisition. See "Management's Discussion and Analysis of Financial Condition and Results of Operations." Excluding nonrecurring expenses, unaudited pro forma net income per common share would have been $0.17 in 1996 and $0.13 for the nine months ended September 28, 1996.
(3) On July 3, 1993, Wild Oats changed its corporate status from an S corporation to a C corporation. Income tax expense and net income for 1992 and 1993 are shown pro forma to reflect income taxes for Wild Oats as if it had been a C corporation for all periods presented.
(4) Unaudited pro forma net income (loss) per common share was computed assuming conversion of all outstanding shares of preferred stock into Common Stock, which occurred upon the completion of the Company's initial public offering on October 22, 1996.
(5) Average sales per square foot is calculated by dividing total sales by the weighted average gross square footage of stores open during the period.
(6) Sales of a store are deemed to be comparable commencing in the thirteenth full month of operations for both new and acquired stores.

(7) As adjusted to give effect to the sale by the Company of 1,200,000 shares of Common Stock offered hereby at an assumed public offering price of $39.50 per share (the last reported sale price on November 19, 1997) and after deducting the estimated underwriting discounts and offering expenses payable by the Company. See "Use of Proceeds" and "Capitalization."

                                 RISK FACTORS

     An investment in the Common Stock being offered hereby involves a high degree of risk. In addition to other information contained in this Prospectus or incorporated herein by reference, prospective investors should carefully consider the following risk factors before purchasing any of the Common Stock offered hereby. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Cautionary Statement Regarding Forward-Looking Statements."

Uncertain Ability to Execute Growth Strategy

     The Company's business has grown considerably in size and geographic scope, increasing from nine stores located primarily in Colorado in 1992, to its current size of 51 stores in 12 states and Canada. Year-to-date 1997, the Company has acquired nine natural foods stores, opened three stores and relocated one store. The Company anticipates opening one additional new store in the remainder of 1997. During 1996, the Company opened seven stores, including one store originally scheduled to open in 1997, and acquired 13 stores. The Company also anticipates that it may acquire one or more operating natural foods grocery stores during the remainder of 1997. The Company's ability to implement its growth strategy depends to a significant degree upon its ability to open or acquire stores in existing and new markets and to integrate and operate those stores profitably. While the Company plans to expand primarily through the opening of new stores, it will continue to pursue acquisitions of natural foods retailers where attractive opportunities exist. The Company's growth strategy is dependent upon a number of factors, including its ability to: (i) access adequate capital resources; (ii) expand into regions where it has no operating experience; (iii) identify markets that meet its site selection criteria; (iv) locate suitable store sites and negotiate acceptable lease terms; (v) locate acquisition targets and negotiate acceptable acquisition terms; (vi) hire, train and integrate management and store employees; (vii) recruit, train and retain regional pre-opening and support teams; and (viii) expand its distribution and other operating systems. In addition, the Company pursues a strategy of clustering stores in each of its markets to increase overall sales, achieve operating efficiencies and further penetrate markets. In the past, when the Company has opened a store in a market where it had an existing presence, the Company has experienced a decline in the sales and operating results at certain of its existing stores in these markets. The Company intends to continue to pursue its store clustering strategy and expects the sales and operating result trends for other stores in an expanded market to continue to experience temporary declines related to the clustering of stores. Further, acquisitions involve a number of additional risks, such as short-term negative effects on the Company's reported operating results, diversion of management's attention, unanticipated problems or legal liabilities, and the integration of potentially dissimilar operations, some or all of which could have a material adverse effect on the Company's business, results of operations and financial condition. There can be no assurance that the Company will achieve its planned expansion in existing markets, enter new markets, or operate or integrate its existing, newly-opened or newly-acquired stores profitably. If the Company fails to do so, the Company's business, results of operations and financial condition will be materially and adversely affected. In addition, the Company's ability to execute its growth strategy is partially dependent upon the demographic trends and market conditions in the natural foods industry and any change in those trends and conditions could adversely affect the Company's future growth rate.

Fluctuations in Financial Results

     The Company's results of operations may fluctuate significantly from period-to-period as the result of a variety of factors, including: (i) the number, timing, mix and cost of store openings, acquisitions or closings; (ii) the ratio of stores opened to stores acquired; (iii) the opening of stores by the Company or its competitors in markets where the Company has existing stores;
(iv) comparable store sales results; and (v) the ratio of urban format to supermarket format stores. The Company incurs significant pre-opening expenses and new stores typically experience an initial period of operating losses. As a result, the opening of a significant number of stores in a single period will have an adverse effect on the Company's results of operations. For example, the Company's profitability was lower in 1995 and 1996, due in part to the opening of a significantly larger number of stores in 1995 and 1996 than in previous years. Due to the foregoing factors, the Company believes that period-to-period comparisons of its operating results are not necessarily meaningful and that such comparisons cannot be relied upon as indicators of future financial performance.

     A variety of factors affect the Company's comparable store sales results, including, among others, the relative proportion of new stores to mature stores, the opening of stores by the Company or its competitors in markets where the Company has existing stores, the timing of promotional events, the Company's ability to execute its operating strategy effectively, changes in consumer preferences for natural foods and general economic conditions. Past increases in comparable store sales may not be indicative of future performance. Comparable store sales results in 1996 were negatively affected by planned cannibalization (the loss of sales at an existing store when the Company opens a new store nearby) resulting from the implementation of the Company's store clustering strategy. Comparable store sales for the Company's Colorado and Canadian stores were negatively affected in the second quarter of 1997 resulting from strikes at the Company's major conventional competitors in those markets in the second quarter of 1996, which resulted in increased sales in that quarter at the Company's stores in those markets. There can be no assurance that comparable store sales for any particular period will not decrease in the future. As a result, following this offering, the Company's comparable store sales could cause the price of the Common Stock to fluctuate substantially. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Possible Inability to Manage Growth

     The Company's business has grown considerably in size and geographic scope, increasing from nine stores located primarily in Colorado in 1992, to its current size of 51 stores in 12 states and Canada. The Company's continued growth may place a significant strain on the Company's management, distribution capabilities, working capital, and financial and management control systems. In order for the Company to manage its expanding store base successfully, management will be required to anticipate the changing demands of the Company's growing operations and to adapt systems and procedures accordingly. There can be no assurance that the Company will anticipate all of the changing demands that its expanding operations will impose on such systems. To support its planned store growth, the Company will be required to hire and train a greater number of store managers and store employees than it has in the past, and there can be no assurance that the training and supervision of a larger number of employees will not adversely affect the performance of the Company's stores or the levels of customer service that the Company seeks to maintain in such stores. The Company will also need to continually evaluate the adequacy of its management information systems, including its accounting, pricing, inventory control and distribution systems. Currently, certain important functions, including certain store-level accounting and inventory management systems, are processed manually. There can be no assurance that the Company's current systems will be adequate for its future needs, or that the Company will be successful in implementing new systems. The Company is currently upgrading its point of sale, merchandise management and accounting software, as well as implementing a wide area network to establish on-line data communications between the Company's corporate office and its stores. Failure to successfully complete these upgrades or unexpected difficulties encountered with these systems could adversely affect the Company's business, financial condition and results of operations. The Company's inability to manage growth effectively could have a material adverse effect on the Company's business, results of operations and financial condition. See "Business--Management Information Systems."

Competition

     The Company's competitors currently include other independent and multi-unit natural foods supermarkets, smaller traditional natural foods stores, conventional supermarkets and specialty grocery stores. A number of other natural foods supermarkets offer a range of natural foods products similar to those offered in the Company's stores. While certain conventional supermarkets, smaller traditional natural foods stores and small specialty stores do not offer as full a range of products as the Company, they do compete with Wild Oats in one or more product categories. Many of the Company's competitors have been in business longer and have greater financial or marketing resources than the Company and may be able to devote greater resources to securing suitable locations and to the sourcing, promotion and sale of their products. In addition, should any of the Company's competitors reduce prices, the Company may be required to implement price reductions in order to remain competitive, which could have an adverse impact on its business, financial condition and results of operations. As Wild Oats enters new geographic markets, its success will depend in part on its ability to gain market share from established competitors. In addition, traditional and specialty grocery stores may expand more aggressively in marketing a broader range of natural foods and related products and thereby compete directly with the Company for products, customers and locations. The Company expects competition from both new and existing competitors to increase in its markets, and there can be no assurance that the Company will be able to compete effectively in the future. The Company believes its primary competitor in the natural foods grocery store market is Whole Foods Market, Inc. ("Whole Foods"), a publicly-traded company based in Texas. Whole Foods has signed a lease for a 39,000 square-foot store in Boulder, Colorado, the location of the Company's headquarters and three of its stores.

The Whole Foods Boulder store is projected to open in January 1998, and at this time the Company cannot evaluate what, if any, impact increased competition from Whole Foods will have on its overall sales. The Company's Boulder, Colorado stores account for less than 10% of the Company's overall sales revenues. Whole Foods' management also has announced that it intends to seek additional store sites in other cities in which the Company has stores. If Whole Foods is successful in opening stores in locations in which the Company has or intends to open stores, the Company's sales and operating results at such stores may be materially adversely affected. See "Business--Competition."

Dependence on Key Personnel

     The Company believes that its continued success will depend to a significant extent upon the leadership and performance of Michael C. Gilliland, Wild Oats' co-founder and the Chief Executive Officer of the Company, and James Lee, the President and Chief Operating Officer of the Company. The loss of the services of Mr. Gilliland, Mr. Lee or other of the Company's key personnel could have a material adverse effect upon the Company. There can be no assurance that the Company will be able to attract and retain qualified employees. See "Management."

Possible Disruptions of Product Supply

     The Company's business is dependent on its ability to source products from a small number of distributors and from a large number of relatively small vendors on a timely basis and at competitive prices. Based on its previous purchasing patterns, the Company anticipates that it will continue to purchase approximately 25% of its products through one wholesale distributor. The Company has no supply contracts with these parties and any vendor or distributor could discontinue selling to the Company at any time. Any disruption in its product supply could have a material adverse effect on its results of operations. In addition, even where the Company has access to alternative sources of supply, the failure of a vendor or distributor to meet the Company's demands may temporarily disrupt store-level merchandise selection. See "Business--Purchasing and Distribution."

Ownership and Sale of Real Property

     In the fourth quarter of 1996 and in 1997, the Company purchased, or entered into contracts to purchase, four parcels of real property for the construction of new stores or the relocation of existing stores. The Company intends to construct three new stores on real property purchased by the Company or subject to a ground lease acquired by the Company. There can be no assurance that the Company will be successful in constructing the planned stores within the Company's projected budgets or on the schedules currently anticipated. Failure to complete these projects on time or within budget could have a material adverse impact on the Company's business, results of operations and financial condition. The Company anticipates that after construction of the stores on the acquired properties is completed, it will sell the land and buildings in one or more sale and leaseback transactions under which the Company will lease the stores from the purchaser of the property. There can be no assurance that the Company will be successful in locating and negotiating acceptable transactions with one or more parties for the sale and leaseback of the properties currently owned by the Company, which may result in unplanned long-term uses of the Company's cash that would otherwise be available to fund operations. See "Business--Properties."

Government Regulation

     The Company is subject to numerous federal, state and local laws, regulations and ordinances regulating health and sanitation standards, food labeling and handling, equal employment, minimum wages and licensing for the sale of food and alcoholic beverages. Difficulties or failures in complying with these regulations could adversely affect the operations of an existing store or delay the opening of a new store.

     In addition, from time to time, various federal, state and local legislative and regulatory proposals are made to, among other things, increase the minimum wage payable to employees, establish minimum store security requirements and increase taxes on the retail sale of certain products. Changes to such laws, regulations or ordinances may adversely affect the Company's performance by increasing the Company's costs or affecting its sales of certain products. Federal legislation raising the minimum wage in the future may increase the Company's employee costs and adversely affect the Company's profitability.

     Safety concerns arising from the recall in 1996 of certain fresh juices sold nationwide because of bacterial contamination may result in additional governmental regulations regarding the preparation or sale of unprocessed or minimally processed foods. Such regulations could have an adverse impact on the Company's ability to offer certain products for sale. Product recalls or additional government regulation also may erode customer confidence in the safety of products carried by the Company, resulting in adverse impacts on sales.

     The Company also sells nutritional supplements, some of which are subject to regulation by several federal, state and local agencies. There can be no assurance that such agencies will not enact regulations that could have an adverse effect on the Company's business, results of operations and financial condition. In addition, recent legislation has required manufacturers of nutritional supplements to label ingredients in their products. Such legislation could be enacted in the future which may adversely affect the Company's results of operations.

New Mexico Anti-Trust Proceedings

     In February 1996, Wild Oats received a Civil Investigative Demand and Request for Production of Documents from the New Mexico Attorney General's office alleging possible violations of New Mexico's anti-trust laws as a result of the acquisition of Alfalfa's. The focus of the investigation is on the effect, if any, of the acquisition on competition in New Mexico. In May 1996, the Company received a letter from the New Mexico Attorney General's office indicating that it would recommend that Wild Oats divest one of its three stores in Santa Fe, New Mexico in connection with the acquisition. The Company replied, refuting the Attorney General's claim but has not received a response from the Attorney General's office. The Attorney General's office has not taken any legal action with respect to the acquisition. The Company believes that the acquisition complies with federal and state anti-trust law and will continue to vigorously defend its position in New Mexico. However, there can be no assurance that the state of New Mexico will not take legal action with respect to the acquisition, including, but not limited to, demanding the divestiture of one or more stores in the Santa Fe market to a competitor of the Company. If the Attorney General of New Mexico elects to take legal action and is successful, such a result could have a material adverse effect on the Company's business, results of operations and financial condition.

Potential Volatility of Stock Price; No Dividends

     The market price of the shares of Common Stock could be subject to significant fluctuations in response to the Company's operating results and other factors, including announcements by its competitors. In addition, the stock market in recent years has experienced extreme price and volume fluctuations that often have been unrelated or disproportionate to the operating performance of companies. These fluctuations, as well as a shortfall in sales or earnings compared to public market analysts' expectations, changes in analysts' recommendations or projections, and general economic and market conditions, may adversely affect the market price of the Common Stock. The Company has never paid any cash dividends and does not anticipate paying cash dividends in the foreseeable future. See "Dividend Policy."

Shares Eligible for Future Sale

     Sales of a substantial number of shares of Common Stock in the public market following this offering could adversely affect the market price for the Company's Common Stock. The number of shares of Common Stock available for sale in the public market is limited by restrictions under the Securities Act of 1933, as amended (the "Securities Act"), and by lock-up agreements in connection with this offering, pursuant to which the Company's executive officers, directors, the Selling Stockholders and certain other stockholders have entered into agreements with Smith Barney Inc. (the "Lock-Up Agreements") not to sell or otherwise dispose of any of their shares of the Company's Common Stock for 90 days following completion of this offering. Smith Barney Inc. may, however, in its sole discretion at any time and without notice, release all or any portion of the securities subject to Lock-Up Agreements.

     Upon completion of this offering, the Company will have outstanding 8,287,323 shares of Common Stock, based on actual shares of Common Stock outstanding as of October 31, 1997. Of these shares 4,896,031 shares (including the 1,680,000 shares sold in the Company's initial public offering and the 2,138,587 shares sold in this offering) will be available for immediate sale following the completion of this offering; 481,508 shares will be eligible for immediate sale following the completion of this offering pursuant to Rule 701 or Rule 144 under the Securities Act ("Rule 701" and "Rule 144," respectively) (subject in certain cases to the volume limitations of Rule

144); and the remaining 2,909,784 shares will become eligible for sale 90 days after the completion of this offering upon expiration of the Lock-Up Agreements pursuant to Rule 701 or Rule 144 (subject in certain cases to the volume limitations of Rule 144).

     In addition, the Company has filed a registration statement on Form S-8 with the Securities and Exchange Commission (the "Commission") registering an aggregate of 951,123 shares of Common Stock reserved for issuance under the Company's equity incentive and stock option plans and employee stock purchase plan. Of such shares, 119,783 shares subject to vested outstanding stock options will be eligible for immediate sale following the completion of this offering and 65,075 shares subject to vested outstanding options are subject to the Lock-Up Agreements and will be eligible for sale upon expiration of the Lock-Up Agreements. The 127,692 shares reserved under the Company's employee stock purchase plan will be eligible for sale upon issuance, unless issued to a stockholder who has entered into a Lock-Up Agreement. In addition, the holders of approximately 2,842,195 shares of Common Stock outstanding have certain rights to require the Company to register those shares under the Securities Act. If such holders, by exercising their demand registration rights, cause a large number of shares to be registered and sold in the public market, such sales could have a material adverse effect on the market price for the Company's Common Stock. If the Company were required to include in a Company-initiated registration shares held by such holders pursuant to the exercise of their piggyback registration rights, such sales may have an adverse effect on the Company's ability to raise needed capital.

Anti-Takeover Considerations

     The Company's Certificate of Incorporation and Bylaws contain provisions which may have the effect of delaying, deferring or preventing a change in control of the Company, may discourage bids for the Common Stock at a premium over the market price of the Common Stock and may adversely affect the market price of the Common Stock and the voting and other rights of the holders of the Common Stock. These provisions include, but are not limited to, a classified Board of Directors and the authority of the Board of Directors to issue up to 5,000,000 shares of preferred stock and to fix the price, rights, preferences, privileges and restrictions, including voting rights, of those shares without further vote or action by the stockholders. The rights of the holders of Common Stock will be subject to, and may be adversely affected by, the rights of the holders of any preferred stock that may be issued in the future. The Company has no present plans to issue shares of preferred stock. In addition, certain provisions of Delaware law applicable to the Company could have the effect of discouraging certain attempts to acquire the Company which could deprive the Company's stockholders of the opportunities to sell their shares of Common Stock at prices higher than prevailing market prices.

Control by Officers, Directors and Principal Stockholders

     Following completion of this offering, directors, executive officers and principal stockholders of the Company, and certain of their affiliates, will beneficially own approximately 31.1% of the outstanding shares of Common Stock. Accordingly, these persons, individually and as a group, will be able to effectively control the Company and direct its affairs and business, including any determination with respect to the acquisition or disposition of assets by the Company, future issuances of Common Stock or other securities by the Company, declaration of dividends in the Common Stock and the election of directors. Such concentration of ownership may also have the effect of delaying, deferring or preventing a change in control of the Company.

     Pursuant to an agreement between the Company and certain investors, certain parties holding an aggregate of 2,927,695 shares of Common Stock have agreed that, under certain circumstances, they will vote their shares in favor of electing nominees of certain investors to the Board of Directors and to the Audit and Compensation Committees of the Board.

                  RECENT ACQUISITIONS AND NEW STORE OPENINGS

     The Company has pursued an aggressive growth strategy since acquiring its first natural foods stores in 1987. The Company has grown from nine natural foods stores located principally in Colorado at the end of 1992 to 51 stores in 12 states and Canada as of the date of this Prospectus. Acquisitions have primarily been structured on a cash-for-assets basis, with a few exceptions. To date, all of the Company's acquisitions have been accounted for using the purchase method, resulting in goodwill which is amortized on a straight-line basis over 40 years. Year-to-date in 1997, the Company has acquired nine natural foods stores, opened three new stores and relocated one existing store, and anticipates that it will open one additional new store in the remainder of 1997.

1997 Acquisitions and Openings to Date

     Acquisitions. In February 1997, the Company acquired the assets of two natural foods stores located in Boca Raton and West Palm Beach, Florida, operating under the name "Wholly Harvest Market." The stores are 12,800 and 10,000 square feet, respectively. The stores have been remodeled and are now being operated under the name "Wild Oats Community Market."

     In March 1997, the Company acquired the assets of two "Oasis Fine Foods" natural foods stores located in Eugene, Oregon, and two "Squash Blossom Market" stores located in Memphis, Tennessee. The stores range in size from 10,400 to 26,500 square feet. The Company has remodeled and renamed the Squash Blossom stores "Wild Oats Community Market," but plans to continue to operate the Oregon stores under the "Oasis Fine Foods" name.

     In June 1997, the Company acquired the assets of three natural foods stores located in Phoenix and Scottsdale, Arizona, operating under the name "Reay's Ranch Market." The stores range in size from 18,000 to 26,000 square feet. In November 1997, the Company relocated the Scottsdale store. All of the stores have been renamed "Wild Oats Community Market."

     1997 New Store Openings. Year-to-date in 1997, the Company has opened three stores: (i) a 12,300 square foot store in Sacramento, California in March; (ii) a 12,900 square foot store in Laguna Beach, California in September; and (iii) a 25,000 square foot store in Buffalo Grove, Illinois in November; and relocated its Scottsdale, Arizona store to a new 28,600 square foot facility in November. The Company plans to open a 25,000 square foot store in West Denver in December 1997.

1996 Acquisitions and Openings

     Alfalfa's Acquisition. In July 1996, Wild Oats acquired Alfalfa's, a leading natural foods supermarket chain headquartered in Boulder, Colorado. Prior to the acquisition, Alfalfa's was a privately-owned company that operated 10 stores, including eight Alfalfa's stores in Colorado, New Mexico and Washington and three Capers stores in British Columbia, Canada. The Alfalfa's and Capers stores range in size from 6,200 to 25,000 square feet and offer a broad selection of natural and gourmet foods and related products. Subsequent to the acquisition, the Company closed the Alfalfa's Seattle, Washington store.

     Management has substantially completed the integration of Alfalfa's operations into Wild Oats, including: (i) the consolidation and relocation of the Company's corporate headquarters; (ii) the incorporation of the best practices of both companies across certain store-level departments, particularly in the areas of perishables and natural living; (iii) the creation and implementation of a single marketing and private label strategy; and (iv) the implementation of combined point-of-sale and pricing information systems. In connection with the acquisition, the Company recorded goodwill of approximately $27.8 million which is being amortized on a straight-line basis over 40 years. The Company continues to operate existing Alfalfa's stores under their current names and new stores primarily under the name "Wild Oats Community Market."

     Salt Lake City Acquisition. In June 1996, the Company acquired the assets of three natural foods stores ranging in size from 7,000 to 10,000 square feet and operating as New Frontiers in Salt Lake City, Utah. All of these stores have been remodeled and renamed "Wild Oats Community Market."

     New Store Openings. In 1996, the Company opened seven stores: (i) a 14,000 square foot store in West Hollywood, California in February; (ii) a 9,000 square foot store in San Francisco, California in April; (iii) a 23,500 square foot store in Mission Viejo, California in May; (iv) a 25,000 square foot store in St. Louis, Missouri in August; (v) a 7,900 square foot store in West Los Angeles, California in September; (vi) a 24,000 square foot store in Sunnyvale, California in November; and (vii) a 24,000 square foot store in Fort Lauderdale, Florida in November. The Company subsequently closed the San Francisco store in October 1997.


                                USE OF PROCEEDS

     The net proceeds to the Company from the sale of the 1,200,000 shares of Common Stock offered by the Company hereby are estimated to be $44.7 million ($56.8 million if the Underwriters' over-allotment option is exercised in full), assuming a public offering price of $39.50 per share and after deducting the estimated underwriting discounts and offering expenses payable by the Company. The net proceeds will be used to finance possible future acquisitions, to fund new store openings and for working capital and general corporate purposes. The Company has currently identified and is negotiating with several potential acquisition candidates, although the Company has no present commitments or agreements with respect to any such acquisitions. If such negotiations result in executed agreements for the acquisition of stores, the net proceeds from this offering may be used to consummate such acquisitions. Pending such uses, the net proceeds of this offering will be invested in short-term, interest-bearing securities. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources" and "Business--Growth Strategy."

     The Company will not receive any proceeds from the sale of the 938,587 shares of Common Stock offered by the Selling Stockholders. See "Principal and Selling Stockholders."


                                DIVIDEND POLICY

     The Company currently intends to retain any future earnings to finance the growth and development of its business and therefore does not anticipate paying any cash dividends in the foreseeable future. The payment of any future dividends will be at the discretion of the Company's Board of Directors and will depend upon, among other things, the future earnings, operations, capital requirements and financial condition of the Company. In addition, the Company's $40.0 million revolving line of credit (the "Revolving Line") contains various financial covenants which restrict, among other things, the Company's ability to pay dividends. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."


                          PRICE RANGE OF COMMON STOCK

     The Company's Common Stock is presently traded on the Nasdaq National Market under the symbol "OATS." The following table sets forth, for the periods indicated, the high and low sales prices for the Common Stock, as quoted on the Nasdaq National Market. Prior to October 22, 1996 there was no public market in the Company's stock.

                                                                     High                Low
                                                                 ------------        ------------
     Fiscal year ended December 28, 1996:
     Fourth Quarter (from October 22, 1996)..............          $ 27.00             $ 18.00

     Fiscal year ended December 27, 1997:
     First Quarter.......................................            19.50               12.875
     Second Quarter......................................            28.625              13.875
     Third Quarter.......................................            31.50               22.125
     Fourth Quarter (through November 19, 1997)..........            43.50               29.00

     As of October 31, 1997, there were 253 holders of record of the Company's Common Stock. On November 19, 1997, the last reported sale price for the Company's Common Stock on the Nasdaq National Market was $39.50 per share.

                                CAPITALIZATION

     The following table sets forth as of September 27, 1997, the current debt and capitalized lease obligations as well as the capitalization of the Company
(i) on an actual basis, and (ii) on an as adjusted basis to give effect to the sale of the 1,200,000 shares of Common Stock being offered by the Company hereby as described under "Use of Proceeds," and the application of the estimated net proceeds therefrom.

                                                                                        September 27, 1997
                                                                                     ------------------------
                                                                                                       As
                                                                                      Actual        Adjusted
                                                                                     ---------      ---------
                                                                                          (In thousands)
Notes payable and current portion of long-term debt,
  including capitalized lease obligations...................................          $    35       $     35
                                                                                      =======       ========
Long-term debt, including capitalized lease obligations.....................          $ 1,351       $  1,351
Stockholders' equity(1):
  Common stock, $.001 par value, 20,000,000 shares
     authorized, 7,071,763 shares issued and outstanding, actual;
     and 8,271,763 shares issued and outstanding, as adjusted...............                7              8
  Additional paid-in capital................................................           89,239        133,968
  Accumulated deficit.......................................................           (3,545)        (3,545)
  Foreign currency translation adjustment...................................              (84)           (84)
                                                                                      -------       --------
     Total stockholders' equity.............................................           85,617        130,347
                                                                                      -------       --------
       Total capitalization.................................................          $87,003       $131,733
                                                                                      =======       ========

(1) Based on actual shares of Common Stock outstanding as of September 27, 1997. Excludes 649,992 shares of Common Stock issuable upon exercise of options outstanding under the Company's equity incentive and stock option plans (of which 250,727 shares were vested as of such date), 173,439 shares reserved for issuance pursuant to the Company's equity incentive and stock option plans, 3,513 shares of Common Stock reserved for issuance upon exercise of outstanding warrants and 127,692 shares reserved for issuance under the Company's employee stock purchase plan. Also excludes shares of Common Stock which may be issued pursuant to a contingent payment obligation incurred by the Company in connection with the acquisition of two stores in early 1997. The weighted average exercise prices of the Company's outstanding stock options and warrants were $15.97 and $21.32 per share, respectively.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Background

     The Company has pursued an aggressive growth strategy since acquiring its first natural foods stores in 1987. The Company has grown from nine natural foods stores located principally in Colorado at the end of 1992 to 51 stores in 12 states and Canada as of the date of this Prospectus.

  Store Openings and Acquisitions. Year-to-date in 1997, the Company has (i) acquired nine stores, three in Phoenix and Scottsdale, Arizona, two in south Florida, two in Eugene, Oregon, and two in Memphis, Tennessee; (ii) opened three new stores in Sacramento and Laguna Beach, California and Buffalo Grove, Illinois, and (iii) relocated one store in Scottsdale, Arizona. The Company plans to open one additional new store in West Denver, Colorado in the remainder of 1997. The Company anticipates that it also may acquire one or more operating natural foods grocery stores during the remainder of 1997. The Company's results of operations have been and will continue to be affected by, among other things, the number, timing and mix of store openings, acquisitions or closings. New stores build their sales volumes and refine their merchandise selection gradually and, as a result, generally have lower gross margins and higher operating expenses as a percentage of sales than more mature stores. The Company anticipates that the new stores opened in 1997 will experience operating losses for the first six to 12 months of operation, in accordance with historic trends. Further, acquired stores, while generally profitable as of the acquisition date, generate lower gross margins and store contribution margins than the Company average, due to their substantially lower volume purchase discounts. Over time, typically six months, as the Company sells through the acquired inventories and implements its volume purchase discounts, the Company expects that the gross margin and store contribution margin of the acquired stores will approach the Company average. The Company anticipates that a high concentration of acquired stores, such as in the first nine months of 1997, will have a temporary negative impact on the Company's consolidated gross margin and store contribution margin. The Company will continue to evaluate the profitability of all its stores on an ongoing basis and may, from time to time, make decisions regarding relocations, remodels or closures in accordance with such evaluations. As part of this strategy, in the fourth quarter of 1997, the Company closed one store and relocated one store.

  Store Format and Clustering Strategy. The Company operates two store formats: supermarket and urban. The supermarket format is generally 15,000 to 35,000 square feet, and typically generates higher sales and store contribution than the 5,000 to 15,000 square-foot urban format stores. The Company's results of operations have been and will continue to be affected by the mix of supermarket and urban format stores opened or acquired and whether stores are being opened in markets where the Company has an existing presence. The Company expects to focus primarily on opening or acquiring supermarket format stores in the future but will consider additional urban stores when appropriate opportunities exist. In addition, the Company pursues a strategy of clustering stores in each of its markets to increase overall sales, achieve operating efficiencies and further penetrate markets. The Company believes this strategy has resulted in increased overall sales in each of its markets. In the past, when the Company has opened a store in a market where it had an existing presence, the Company has experienced a decline in the sales and operating results at certain of its existing stores in that market. However, over time, the Company believes the affected stores generally will achieve store contribution margins comparable to prior levels on the lower base of sales. The Company intends to continue to pursue its store clustering strategy and expects the sales and operating results trends for other stores in an expanded market to continue to experience temporary declines related to the clustering of stores.

  Comparable Store Sales Results. Sales of a store are deemed to be comparable commencing in the thirteenth full month of operations for both new and acquired stores. A variety of factors affect the Company's comparable store sales results, including, among others, the relative proportion of new stores to mature stores, the opening of stores by the Company or its competitors in markets where the Company has existing stores, the timing of promotional events, the Company's ability to execute its operating strategy effectively, changes in consumer preferences for natural foods and general economic conditions. Past increases in comparable store sales may not be indicative of future performance.

  Pre-Opening Expenses. Pre-opening expenses include labor, rent, utilities, supplies and certain other costs incurred prior to a store's opening. The costs are accrued during the pre-opening period and are expensed in full when the store opens. Pre-opening expenses have averaged approximately $250,000 per store over the past 18 months, although the amount per store may vary depending on the store format and whether the store is the first to be opened in a market, or is part of a cluster of stores in that market.

Results of Operations

  The following table sets forth for the periods indicated, certain selected income statement data expressed as a percentage of sales:

                                        Fiscal Year             Nine Months Ended
                                   ----------------------  ------------------------------
                                                           September 28,   September 27,
                                    1994    1995    1996        1996            1997
                                    ----    ----    ----        ----            ----
Sales............................  100.0%  100.0%  100.0%       100.0%          100.0%
Cost of goods sold and occupancy
 costs...........................   68.4    68.2    68.0         68.2            69.1
                                   -----   -----   -----        -----           -----
Gross profit.....................   31.6    31.8    32.0         31.8            30.9
Direct store expenses............   24.0    25.4    25.1         25.0            23.1
                                   -----   -----   -----        -----           -----
Store contribution...............    7.6     6.4     6.9          6.8             7.8
Selling, general and
 administrative expenses.........    3.5     4.4     4.7          4.3             4.0

Pre-opening expenses.............            1.1     0.9          1.0             0.1
Nonrecurring expenses............                    3.7          5.7
                                   -----   -----   -----        -----           -----
Income (loss) from operations....    4.1     0.9    (2.4)        (4.2)            3.7
Interest expense (income), net...    0.6     0.4     0.4          0.7            (0.1)
                                   -----   -----   -----        -----           -----
Income (loss) before income
 taxes...........................    3.5     0.5    (2.8)        (4.9)            3.8
Income tax expense (benefit).....    1.4            (0.5)        (1.0)            1.6
                                   -----   -----   -----        -----           -----
Net income (loss)................    2.1%    0.5%   (2.3)%       (3.9)%           2.2%
                                   =====   =====   =====        =====           =====

Nine Months Ended September 27, 1997 and September 28, 1996

  Sales. Sales for the nine months ended September 27, 1997 increased 75.3% to $226.4 million from $129.1 million for the same period in 1996. The increase was primarily due to the acquisition of nine stores and the opening of two new stores in the first nine months of 1997, as well as the inclusion of the 13 stores acquired and seven new stores opened in 1996. Comparable store sales increased 5% for the nine months then ended, based on both new and acquired stores that have been operating longer than 12 months. The comparable store sales increase for the nine months includes a comparison against significant sales increases in the Company's Colorado and Vancouver, British Columbia store bases in the second quarter of 1996 resulting from a strike at conventional supermarkets in those regions. Exclusive of the strike comparison, comparable stores sales increased 6% for the nine months.

  Gross Profit. Gross profit for the nine months ended September 27, 1997 increased 70.1% to $69.9 million from $41.1 million for the same period in 1996. The increase in gross profit is primarily attributable to the acquisition of nine stores and the opening of two new stores during the first nine months of 1997, as well as the inclusion of the 13 stores acquired and seven new stores opened in 1996. Gross profit as a percentage of sales for the nine months ended September 27, 1997 decreased to 30.9% from 31.8% for the same period in 1996. The decrease is attributable to lower initial gross margins contributed by the nine stores acquired and the two new stores opened in the nine months, as well as pricing discounts related to the Company's expanded product promotion program begun in the first quarter of 1997. The Company expects this lower gross margin trend to continue for the remainder of 1997.

     Direct Store Expenses. Direct store expenses for the nine months ended September 27, 1997 increased 62.0% to $52.3 million from $32.3 million for the same period in 1996. The increase in direct store expenses is attributable to the increase in the number of stores operated by the Company. Direct store expenses as a percentage of sales for the nine months ended September 27, 1997 decreased to 23.1% from 25.0% for the same period in 1996. The decrease is due to the matured performance of the new stores opened in 1996, as well as greater leverage of payroll and certain fixed costs over higher sales volumes.

  Selling, General and administrative Expenses. Selling, general and administrative expenses for the nine months ended September 27, 1997 increased 59.2% to $8.9 million from $5.6 million for the same period in 1996. The increase is the result of the additional central and regional support staff and infrastructure that the Company has added to support its increased number of stores. For the nine months ended September 27, 1997, selling, general and administrative expenses as a percentage of sales decreased to 4.0% from 4.3% as compared to the same period in 1996. The decrease is the result of the reduction of certain marketing expenses as well as greater leverage of overhead expenses over higher sales volumes.

  Pre-Opening Expenses. Pre-opening expenses for the nine months ended September 27, 1997 decreased 73.6% to $329,000 from $1.2 million for the same period in 1996. The decrease is attributed to the opening of two new stores in the first nine months of 1997 as compared to the opening of five new stores in the same period in 1996.

  Interest Expense (Income), Net. Net interest income for the nine months ended September 27, 1997 increased to $215,000 from $888,000 of net interest expense for the same period in 1996. The change is attributable to the investment of the net proceeds from the Company's initial public offering in October 1996 and to the repayment of substantially all of the Company's long-term debt.

Fiscal 1996 Compared to Fiscal 1995

     Sales. Sales for the fiscal year ended December 28, 1996 increased 95.4% to $192.5 million from $98.5 million in 1995. The increase was primarily due to the acquisition of the 10 Alfalfa's stores, the acquisition of three stores in Salt Lake City, Utah, the opening of seven new Wild Oats Markets stores, and the reporting of a full year of operations for the five new stores opened in 1995. Comparable store sales were 1.5% for 1996, as compared to 7.4% for 1995 and contributed $1.6 million to the increase in sales. Comparable store sales results for the fiscal year ended December 28, 1996, were negatively affected primarily by planned cannibalization (the loss of sales at an existing store when the Company opens a new store nearby) resulting from the implementation of the Company's store-clustering strategy. See "Risk Factors--Uncertain Ability to Execute Growth Strategy" and "--Fluctuations in Financial Results."

     Gross Profit. Gross profit for the fiscal year ended December 28, 1996, increased 96.3% to $61.5 million from $31.3 million in 1995. The increase in gross profit on a dollar basis is primarily attributable to the acquisition of 10 Alfalfa's stores and the opening of new stores. There was no material change in gross profit as a percentage of sales during the fiscal year.

     Direct Store Expenses. Direct store expenses for the fiscal year ended December 28, 1996, increased 92.7% to $48.3 million from $25.1 million in 1995. The increase in direct store expenses is attributable to the increase in the number of stores operated by the Company. As a percentage of sales, direct store expenses decreased to 25.1% from 25.4% in the same period in 1995 due to the matured performance of the new stores opened in 1995.

     Selling, General and Administrative Expenses. Selling, general and administrative expenses for the fiscal year ended December 28, 1996, increased 101.1% to $9.0 million from $4.5 million in 1995. The increase is primarily attributable to the acquisition of Alfalfa's and the opening of seven new stores during 1996. For the fiscal year, selling, general and administrative expenses as a percentage of sales increased to 4.7% from 4.4% in 1995 as a result of combining and then beginning the consolidation of the overhead structure of Alfalfa's.

     Pre-Opening Expenses. Pre-opening expenses for the fiscal year ended December 28, 1996 increased 70.0% to $1.8 million from $1.0 million in 1995. The increase in pre-opening expenses is attributable to an increase in the number of new stores opened (seven in 1996, as compared to five in 1995), as well as to increased costs for travel for pre-opening arrangements and staff training for those stores opened in new or less-developed geographic regions.

     Interest Expense (Income), Net. Net interest expense for the fiscal year ended December 28, 1996, increased 149.0% to $904,000 from $363,000 in 1995. The increase is attributable to the higher levels of indebtedness incurred to fund store openings and acquisitions.

     Nonrecurring Expenses. During late August 1996, the Company performed a thorough analysis of its operations subsequent to the acquisition of Alfalfa's and made certain decisions relating to its operations which resulted in a $7.0 million nonrecurring charge being recorded, of which $5.7 million were non-cash write-offs. The charge is attributable to (i) closing the Wild Oats Community Market in Lawrence, Kansas, resulting in approximately $800,000 in lease-cancellation costs and asset write-offs, as well as closing a regional bakery and kitchen resulting in approximately $200,000 in asset write-offs and lease adjustment costs; (ii) moving out of the Company's existing corporate headquarters and relocating to the former Alfalfa's corporate headquarters, resulting in approximately $700,000 in lease-cancellation costs, relocation costs and asset write-offs; and (iii) consolidating certain information systems resulting in approximately $300,000 in asset write-offs. In addition, after operating the combined companies, management closed the Alfalfa's Seattle, Washington store, resulting in approximately $4.5 million of severance costs, lease-cancellation costs and asset write-offs, and a restaurant in a Vancouver, British Columbia, Capers store, resulting in approximately $500,000 of severance costs, lease-cancellation costs and asset write-offs. At the time of the Alfalfa's acquisition, the Company had planned to retain the Seattle store and Vancouver restaurant operation. The Company believes that closing the two stores did not have a material effect on the Company's future operating results.

Fiscal 1995 Compared to Fiscal 1994

     Sales. Sales in 1995 increased 51.1% to $98.5 million from $65.2 million in 1994. This increase was primarily due to the opening of five stores and the acquisition of two additional stores in 1995, and also to reporting a full year of operations for two stores which had been open for only part of 1994. Comparable store sales increased 7.4% in 1995 as compared to 12.5% for 1994 and accounted for $5.3 million of the increase in sales. Wild Oats believes comparable store sales results were negatively affected in the second half of 1995 by the entry of a competitor into the Santa Fe, New Mexico, market, as well as by planned cannibalization of existing stores sales in Albuquerque, New Mexico, Denver, Colorado, and Kansas City, Missouri.

     Gross Profit. Gross profit in 1995 increased 52.3% to $31.3 million from $20.6 million in 1994. As a percentage of sales, gross profit increased slightly to 31.8% in 1995 from 31.6% in 1994. Both merchandise gross profit and occupancy costs remained relatively flat as a percentage of sales in 1995, reflecting operating efficiencies at mature stores which were offset by lower merchandise margins and higher occupancy costs as a percentage of sales at the five stores opened in 1995 and the Company's Santa Fe, New Mexico, stores.

     Direct Store Expenses. Direct store expenses in 1995 increased 59.8% to $25.1 million from $15.7 million in 1994. This increase was primarily due to expenses of five stores opened and two stores acquired in 1995 and to reporting of a full year of operations for two stores which had been open for only part of 1994. As a percentage of sales, direct store expenses increased to 25.4% in 1995 from 24.0% in 1994, primarily due to higher expenses as a percentage of sales at the five stores opened in 1995.

     Selling, General And Administrative Expenses. Selling, general and administrative expenses increased 92.7% to $4.5 million in 1995 from $2.3 million in 1994. As a percentage of sales, selling, general and administrative expenses increased to 4.4% in 1995 from 3.5% in 1994 due to the addition of central and regional support staff to support store growth and expansion into new geographic markets.

     Pre-Opening Expenses. Wild Oats incurred $1.0 million in pre-opening expenses in 1995 related to the five stores that opened during the year. No pre-opening expenses were incurred in 1994 as pre-opening expenses for the one store opened in January 1994 were expensed in December 1993 since the store was ready to open at that time.

     Interest Expense (Income), Net. Net interest expense in 1995 decreased 2.7% to $363,000 from $373,000 in 1994 as a result of lower average levels of indebtedness.

Liquidity and Capital Resources

  The Company's primary sources of capital have been cash flow from operations, trade payables, bank indebtedness, and the sale of equity securities. Primary uses of cash have been the financing of new store development, the purchase of real property, new store openings and acquisitions.

  Net cash provided by operating activities was $14.6 million during the nine months ended September 27, 1997 and $6.5 million during the comparable period in 1996. Cash provided by operating activities increased during this period primarily as a result of increases in net income before depreciation expense, offset by decreases in trade payables due to accelerated payments on certain accounts to take advantage of payment discounts. Net cash provided by operating activities was $9.5 million during 1996 and $4.6 million during 1995. Net income decreased during 1996 as compared to 1995, but cash provided by operating activities increased during this period primarily as a result of non-cash asset write-offs, an increase in depreciation and amortization expense related to assets acquired during 1996, an increase in accrued liabilities related to the nonrecurring expenses during the period and an increase in trade payables related to new store openings for which the Company typically receives extended payment terms from vendors. The Company has not required significant external financing to support inventory requirements at its existing and new stores because it has been able to rely on vendor financing for most of the inventory costs, and anticipates that vendor financing will continue to be available for new store openings.

  Net cash used by investing activities was $26.2 million during the nine months ended September 27, 1997 as compared to $22.3 million during the comparable period in 1996. The increase is due to the acquisition of nine stores and the opening of two new stores during the first nine months of 1997, as well as the construction costs incurred for new stores in development which are expected to open later in 1997 and in the first half of 1998. Net cash used by investing activities was $27.3 million during 1996 as compared to $17.0 million during 1995 due to the Alfalfa's acquisition, other minor acquisitions and the opening of seven new stores during 1996.

  Net cash provided by financing activities was $1.4 million during the nine months ended September 27, 1997 and $18.0 million during the comparable period
in 1996.   The decrease results from the Company funding its growth with the proceeds of its October 1996 initial public offering of common stock, rather than reliance on bank debt. Net cash provided by financing activities was $33.1 million during 1996 and $7.2 million during 1995. The increase is due to net proceeds of $31.4 million from the sale of 1.4 million shares of the Company's common stock during its initial public offering in October 1996 and net proceeds of $16.5 million from the July 1996 sale of Series E convertible preferred stock, the proceeds of which were used to fund a portion of the purchase price of Alfalfa's.

  On April 15, 1997, the Company increased its Revolving Line to $40.0 million from $20.0 million. The facility has a seven-year term and bears interest, at the Company's option, at the prime rate or LIBOR plus 1.25%. The Revolving Line agreement includes certain financial and other covenants, as well as restrictions on payments of dividends. As of November 13, 1997, there was $1.0 million outstanding under this facility.

  The Company anticipates that it will spend approximately $30 million (inclusive of acquisitions) during 1997, and approximately $25 million (exclusive of acquisitions) during 1998 for new store construction, development, remodels and maintenance capital expenditures. The Company's average capital expenditures to open a store, including leasehold improvements, equipment and fixtures, have ranged from approximately $1.0 million to $2.0 million over the past 24 months, excluding inventory costs and initial operating losses. The Company expects to increase the average size of its new stores and increase the number of its new store openings over time, and is using a greater proportion of new and custom equipment in its stores. This may result in an increase in the Company's average capital expenditures per new store as early as the fourth quarter of 1997. The cost of initial inventory for a new store has historically been approximately $500,000; however, the Company relies on vendor financing for most of this cost. Pre-opening costs are approximately $250,000 per store and are expensed when the new store opens. The amounts and timing of such pre-opening costs will depend upon the availability of new store sites and other factors, including the location of the store and whether it is in a new or existing market for the Company, the size of the store, and the required build-out at the site. Costs to acquire future stores, if any, are impossible to predict and could vary materially from the cost to open new stores or the purchase prices of previous acquisitions.

  The Company believes that the net proceeds of this offering, together with cash generated from operations and funds available under the Revolving Line will be sufficient to satisfy its cash requirements, exclusive of acquisitions, through fiscal 1998.

Cautionary Statement Regarding Forward-Looking Statements

  Certain statements in this Prospectus, including statements contained in the Prospectus Summary, under the captions "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business" and elsewhere in this Prospectus constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, that involve known and unknown risks. Such forward-looking statements include, without limitation, statements as to the Company's plans to acquire or open additional stores, the anticipated performance of new or acquired stores and other statements containing the words "believes," "anticipates," "estimates," "expects," "may," "intends" and words of similar import or statements of managements' opinion. These forward-looking statements and assumptions involve known and unknown risks, uncertainties and other factors that may cause the actual results, market performance or achievements of the Company to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause such differences include, but are not limited to, changes in economic or business conditions in general or affecting the natural foods industry in particular, changes in product supply, changes in the competitive environment in which the Company operates, the availability of sites for new stores and potential acquisition candidates, changes in the Company's management information needs, changes in customer needs and expectations and governmental actions.

                                    BUSINESS

Introduction

  Wild Oats is the second largest natural foods supermarket chain in North America. As of the date of this Prospectus, the Company operates 51 stores under the names "Wild Oats Community Markets," "Alfalfa's Markets" and "Oasis Fine Foods" in 12 states: Arizona, California, Colorado, Florida, Illinois, Kansas, Missouri, Nevada, New Mexico, Oregon, Tennessee and Utah and under the name "Capers Whole Foods Markets" in British Columbia, Canada. The Company is dedicated to providing a broad selection of high quality natural and gourmet foods and related products at "down to earth" competitive prices in an inviting and educational store environment emphasizing customer service. The Company's stores range in size from 5,000 to 35,000 square feet and feature natural alternatives in virtually every product category found in conventional supermarkets, providing consumers with a one-stop, full-service shopping alternative to both conventional supermarkets and traditional health food stores.

  Since acquiring its first natural foods store in 1987, Wild Oats has pursued an aggressive growth strategy. The Company has grown from nine natural foods stores located primarily in Colorado at the end of 1992 to 40 stores in eight states and Canada at the end of 1996, representing a compound annual growth rate of 45%. The Company's sales increased from $36.6 million in 1992 to $192.5 million in 1996, representing a compound annual growth rate of 51%. The Company's annual sales increased 95% in 1996 to $192.5 million and 75% in the first nine months of 1997 to $226.4 million.

  The Company's growth has been driven by the acquisition of independent and small chain natural foods store operators, the opening of new stores and positive comparable store sales growth. In 1996, Wild Oats acquired 13 stores, including 10 stores owned by Alfalfa's and opened seven new stores. In the first nine months of 1997, the Company acquired an additional nine natural foods stores and opened two new stores. As a result of the Company's aggressive growth, the Company has increased its penetration of existing markets, entered new geographic markets and created a stronger platform for future growth. Since the beginning of 1996, the Company has successfully entered a number of new regions, including Arizona, Florida, Oregon, Tennessee and Utah. The Company believes its growth has resulted in operating efficiencies created by: (i) warehousing, distribution and administrative economies of scale; (ii) improved merchandise buying terms as a result of the Company's larger size; and (iii) coordinated merchandising and marketing strategies.

Natural Foods Industry

  Natural foods are defined as foods which are minimally processed, free of artificial ingredients, preservatives and other non-naturally occurring chemicals and, in general, are as near to their whole, natural state as possible. Most natural products fall into the food category, but the natural foods industry also encompasses a number of other categories such as naturally-based cosmetics, toiletries and personal care items, vitamins and herbal supplements, naturally-based cleaning agents, and natural and homeopathic medicines. While sales growth in the traditional supermarket industry remained relatively flat, from 1992 to 1996, the natural foods industry grew at a 21% compound annual growth rate. According to The Natural Foods Merchandiser, a leading industry publication, growth in the natural foods industry has accelerated from a 15% increase in sales in 1992 to a 25% increase in 1996, when the market reached $11.5 billion. The Company believes that this growth reflects a broadening of the natural foods consumer base which is being propelled by several factors, including healthier eating patterns, increasing concern regarding food purity and safety, and greater environmental awareness. While natural products generally have higher costs of production and correspondingly higher retail prices, the Company believes that a growing segment of the population now attributes added value to high quality natural products and is willing to pay a premium for such products. Indeed, while early growth in the industry was attributed to more educated, wealthier consumers, there is increasing evidence that the mainstream consumer is driving much of the recent growth. Further, according to industry data, the natural foods industry comprises less than 3% of the total supermarket industry, allowing for significant potential to continue to expand the customer base.

  Traditional natural foods stores, offering only vitamins, dietary supplements, herbs and a limited selection of natural foods product lines, first emerged over 50 years ago. Over the years, as consumer demand for natural foods has increased, the number of natural foods stores has grown and the product mix has expanded. More distributors and vendors have entered the natural foods industry and many more natural products have become available. In response to increasing supply and demand, larger format natural foods stores have emerged, offering virtually every product category found in a conventional supermarket, including grocery, produce, meat, poultry, seafood, dairy, frozen, deli, bakery, health and body care and household items. Today natural foods stores offer a one-stop, full-service grocery shopping alternative to conventional supermarkets and appeal to a broader, more mainstream customer base than the traditional natural foods store.

  The Company believes that the appeal of natural foods supermarkets is based on the quality of the total shopping experience. Many natural foods stores develop a personal relationship with their customers because there is typically more interaction between the customer and the store staff than in a conventional supermarket. The Company believes that conventional supermarkets historically have had only limited success in competing in the natural foods segment because they are largely dependent on national brands. As a result, while conventional supermarkets may carry a limited selection of natural foods products, it is difficult for them to duplicate the inventory of natural foods stores which carry a more comprehensive selection of natural products sourced from a large number of independent vendors.

  The natural foods industry is highly fragmented. According to The Natural Foods Merchandiser, there were approximately 6,700 independent natural/health foods stores in 1996, and management believes that only 12% of these stores were full-service, natural foods stores (defined as stores having a minimum of 8,000 square feet and generating at least 40% of their sales from food.) The Company believes that the two largest natural foods retailers (Wild Oats and Whole Foods) represented approximately 10% of the total natural foods dollars spent by consumers in 1996. There has been considerable consolidation in the industry as natural foods supermarket chains have acquired smaller independent competitors. The Company believes natural foods supermarkets, with their extensive product offerings and broad customer appeal, will continue to lead the overall growth and consolidation in the natural foods industry.

Operating Strategy

  The Company's objective is to become the grocery store of choice both for natural foods shoppers and quality-conscious consumers in each of its markets by emphasizing the following key elements of its operating strategy:

  Destination Format. The Company's stores are one-stop, full-service supermarkets for customers seeking high quality natural and gourmet foods and related products. In most of its stores, the Company offers between 10,000 and 25,000 SKUs of natural products in virtually every product category found in a conventional supermarket. The Company's stores carry a much broader selection of natural and gourmet foods and related products than those offered by typical independent natural foods stores or conventional supermarkets.

  High Quality, Unique Products. The Company seeks to offer the highest quality products throughout its merchandise categories and emphasizes unique products and brands not typically found in conventional supermarkets. The Company's strict quality standards require products to be minimally processed, free of preservatives, artificial colors and chemical additives, and not tested on animals. Each store tailors its product mix to meet the preference of the local market, in particular sourcing produce from local organic growers whenever possible. The Company also operates regional commissary kitchens and bakeries that provide its stores with fresh bakery items and a unique assortment of prepared foods for the quality and health-conscious consumer.

  Educational and Entertaining Store Environment. At Wild Oats, shopping is "theater." Each store strives to create a fun, friendly and educational environment that makes grocery shopping enjoyable and encourages shoppers to spend more time in the store and to purchase new products. In order to enhance customers' understanding of natural foods and how to prepare them, the Company trains its store staff to educate customers as to the benefits and quality of its products and prominently features educational brochures and newsletters as well as an in-store consumer information department. In addition, many stores offer cafe seating areas, espresso and fresh juice bars, and in-store massage therapists, all of which emphasize the comfortable, relaxed nature of the shopping experience. The Company believes its knowledgeable store staff and high ratio of store staff to customers results in significantly higher levels of customer service than in a conventional supermarket.

  Extensive Community Involvement. The Company seeks to engender customer loyalty by demonstrating its high degree of commitment to the local community. In addition to the Company's national charitable contributions, each store makes significant monetary and in-kind contributions to local not-for-profit organizations through programs such as "5% Days," where each store donates 5% of its gross sales one day each month to a local not-for-profit group, and a "Charity Work Benefit" where the Company pays employees for time spent working for local charities.

  Flexible Store Format. The Company's flexible store format enables it to customize its stores to specific site characteristics and to meet the unique needs of a variety of markets. The Company's supermarket format stores are adapted in size and product selection to suburban markets and its urban format stores are designed to appeal in size and product selection to more densely populated urban markets. The Company believes that this flexible store format strategy allows it to operate successfully in a diverse set of markets, enabling it to reach a broader customer base and increase market penetration.

  Competitive Pricing. The Company seeks to offer products at prices which are at or below those of other natural foods stores. The Company has implemented a "down to earth" competitive price program designed to ensure that high quality, all natural items in each product category are offered at prices that are competitive with those offered on similar items in conventional supermarkets. The Company believes these pricing programs broaden its consumer appeal and encourage its customers to fill more of their shopping needs at the Company's stores.

  Motivated Staff. The Company has developed a unique culture by encouraging active participation and communication among all staff members, advocating store-level participation in a variety of marketing, merchandising and operating decisions and rewarding staff based upon the achievement of targeted store-level sales and other financial performance criteria. In addition, the Company generally hires individuals dedicated to the concept of natural foods and a healthy lifestyle. The Company believes that these practices translate into a satisfied and motivated staff and a high level of customer service.

Growth Strategy

  Wild Oats is the second largest natural foods supermarket chain in North America. The Company has grown from nine natural foods stores located primarily in Colorado at the end of 1992 to 51 stores in 12 states and Canada as of the date of this Prospectus. The Company's growth strategy is to increase sales and income through: (i) new store expansion; (ii) acquisitions of existing compatible stores; and (iii) increased sales at existing stores.

  The Company plans to open one additional new store in the remainder of 1997 and to open or acquire 11 stores in 1998. The Company intends to continue its expansion strategy by increasing penetration in existing markets and expanding into new regions which it believes are currently underserved by natural foods retailers. While the Company believes that most of its new store expansion will result from new store openings, it continues to evaluate acquisition opportunities in both existing and new markets. The Company has currently identified and is negotiating with several potential acquisition candidates, although the Company has no present commitments or agreements with respect to any such acquisitions.

  The Company currently has leases signed for 11 new stores and one relocation as follows:

                              Projected                            Projected
                             ------------                         ------------
Site Name                    Opening Date  Site Name              Opening Date
---------                    ------------  ---------              ------------
1. West Denver, CO           Q4 1997       7.  Kansas City, MO        1998
2  Tempe, AZ                    1998       8.  Princeton, NJ          1998
3. Westminster, CO              1998       9.  Hinsdale, IL           1998
4. Pinecrest, FL                1998       10. Santa Monica, CA       1998
5. Denver, CO                   1998       11. Kendall, FL            1998
6. Columbus, OH                 1998       12. Ft. Collins, CO*       1998

*Relocation

        New Store Expansion. Year-to-date in 1997, the Company has opened three new stores in Sacramento and Laguna Beach, California; and Buffalo Grove, Illinois. In 1996, the Company opened seven new stores in West

Hollywood, San Francisco, Mission Viejo, Los Angeles and Sunnyvale, California; St. Louis, Missouri; and Fort Lauderdale, Florida. The Company subsequently closed the San Francisco store in October 1997.

        Acquisitions of Existing Compatible Stores. During the first nine months of 1997, the Company acquired nine natural foods stores: two in Eugene, Oregon; two in South Florida; two in Memphis, Tennessee; and three in Phoenix and Scottsdale, Arizona. In 1996, the Company acquired 13 natural foods stores, including 10 Alfalfa's stores.

  Increased Sales at Existing Stores. The Company believes that historical growth in sales at the Company's existing stores reflects continued strong growth in the natural foods industry as well as improved execution of the Company's operating strategy. The Company continually seeks to increase sales at its existing stores and has undertaken several initiatives designed to increase comparable store sales. The Company is seeking to attract new customers, generate repeat business and gradually increase the size of the average transaction by introducing, expanding and improving key merchandise categories such as perishables (produce, deli and prepared foods) and private label products, as well as implementing expanded marketing programs and expanding customer service.

Store Locations

  The following map and store list show the number of stores that the Company operates in each state and the cities in which the Company's stores are located as of the date of this Prospectus.

                      [MAP OF UNITED STATES APPEARS HERE]



Arizona             Colorado          Illinois            Oregon
-------             --------          --------            ------
Phoenix (2)         Aurora            Buffalo Grove       Eugene (2)
Scottsdale (1)      Boulder (3)
                    Colorado Springs  Kansas              Tennessee
                    Denver (4)        ------              ---------
California          Fort Collins (2)  Mission             Memphis (2)
----------          Greenwood Village
Berkeley            Littleton         Missouri
Mission Viejo       Vail              --------            Utah
Laguna Beach                          Kansas City         ----
Los Angeles                           St. Louis           Salt Lake City (3)
Pasadena
Sacramento          Florida           Nevada              British Columbia,
San Anselmo         -------           ------              -----------------
Santa Monica        Boca Raton        Las Vegas (2)       Canada
Sunnyvale           Fort Lauderdale                       ------
West Hollywood      West Palm Beach   New Mexico          Vancouver (2)
                                      ----------          West Vancouver
                                      Albuquerque (2)
                                      Santa Fe (3)

Site Selection and Store Format

  Prior to opening or acquiring a store, the Company analyzes the local market, including: (i) certain demographic data, such as education level, average income, population density and age distribution; (ii) certain lifestyle data, such as the levels of cultural awareness, physical exercise, health consciousness and environmental awareness in the community; and (iii) the existing competition. In addition to performing internal market analysis, the Company frequently engages an outside consultant to conduct additional market studies and validate internal sales forecasts. The Company's flexible strategy allows it to open stores in a variety of locations and adapt its store layout and merchandise selection to accommodate specific site characteristics, regional themes and local cultural traditions. The Company seeks locations of approximately 15,000 to 35,000 square feet for its supermarket format stores and generally seeks to be either an anchor tenant in a regional neighborhood shopping center or a stand-alone store with high visibility, easy access and plenty of parking. The Company seeks locations of approximately 5,000 to 15,000 square feet for urban format stores and generally seeks to be in the commercial district of densely populated residential areas with convenient parking and a high level of foot traffic.

  When the Company acquires a store, it remodels the store in accordance with the Company's specifications. These acquired stores remain in operation while they are being remodeled and, if the stores are to be renamed "Wild Oats Community Market," they are not renamed until the remodeling is completed. The timing and cost of the remodel of each store varies depending on the location of the store and whether it is in a new or existing market for the Company, the size of the store and the required build-out. The Company typically requires eight to 16 weeks to remodel a store.

Products

  The Company offers its customers a broad selection of unique, high-quality products that are natural alternatives to those found in conventional supermarkets. The Company typically does not offer well known national brands and focuses instead on a comprehensive selection of natural products within each category. Although the core merchandise assortment is similar at each of the Company's stores, individual stores adapt the product mix to reflect local and regional preferences. Stores source produce from local organic growers whenever possible and typically offer a variety of local products unique to the region. In addition, in certain markets, stores may offer more food service, gourmet and ethnic items as well as feature more value-added services such as gift baskets, catering and home delivery, and in other markets, a store may focus more on bulk foods, produce and staple grocery items. The Company and its stores regularly introduce new high-quality and locally grown products in its merchandise selection to minimize overlap with products carried by conventional supermarkets.

  In addition, the Company intends to continue to expand and enhance its prepared food and in-store cafe environment. The Company believes that consumers are increasingly seeking convenient, healthy, "ready-to-eat" meals and that by increasing its commitment to this category it can provide an added service to its customers, broaden its customer base, and further differentiate itself from conventional supermarkets and traditional natural foods stores.

  Quality Standards. The Company's objective is to offer products which meet the following standards: free of preservatives, artificial colors, chemical additives and added hormones; organically grown, whenever possible; minimally processed; and not tested on animals. The Company continually evaluates new products, quality issues and controversial ingredients and frequently counsels store managers on compliance with the Company's strict product standards.

  Product Categories. The Company's stores typically feature the following product categories:



Product Category  Description
----------------  -----------
Grocery           Pastas, canned goods, cereals, cooking oils, juices, salad dressings, crackers, chips, pretzels, cookies, baking items, sodas, bottled waters, and beer and wine in selected stores.
                  Many products are formulated for special diets and are
                  identified as fat-free, low-sodium, wheat-free or dairy-free;

Natural Living        Vitamins, supplements, herbs and body care items such as
                      shampoos, lotions, cosmetics, deodorants, dental care
                      products, nutritional supplements, herbal tinctures, bulk
                      herbs and homeopathic remedies as well as a selection of
                      health-related books and magazines;

Prepared Foods        Hot entrees, salads, sushi, wraps, pizza and pasta which
                      can be taken out or, in the larger stores, eaten in the
                      store's cafe seating area. Most stores feature full-
                      service delis as well as espresso and fresh juice bars;

Produce Majority of produce is organically grown, although the availability varies, and is sourced seasonally from local organic farmers whenever possible. All produce is clearly labeled as to whether it was grown organically or commercially;

Dairy/Frozen          Dairy products, both organic and commercial, such as
                      yogurt, milk, cheese, eggs, soy milk, soy foods, and fresh juices, and frozen products such as ice cream, frozen
                      yogurt, entrees, vegetables, desserts, juices, meat and
                      meat substitutes;

Meat/Poultry/Seafood  Fresh beef, lamb, pork, seafood and free-range poultry, as well as value-added meat products such as stuffed peppers, marinated meats and home-made sausages;

Baked Goods           Muffins, cakes, breads and pies, which are supplied by
                      both the Company's bakeries and outside vendors, and
                      signature items including a proprietary line of private
                      label gourmet breads;

Bulk Products         Generally between 200 and 500 SKUs of bulk products,
                      including beans, pastas, grains, rice, coffee, granolas,
                      snacks, nuts, flours, seeds, dried fruits, soaps,
                      detergents, shampoos and conditioners; and

General Merchandise   Environmentally-friendly cleaning compounds, housewares,
                      kitchen tools, recycled paper products and other natural
                      household items, as well as selected gift items, such as
                      natural fiber clothing, greeting cards and decorative
                      glassware.

  Private Label. The natural foods industry is highly fragmented and characterized by many small independent vendors. As a result, the Company believes that its customers do not have strong loyalty to particular brands of natural foods products. In contrast to conventional supermarkets whose private label products are intended to be low cost alternatives to name-brand products, the Company has developed a private label program in order to build brand loyalty to specific products based on its relationship with its customers and its reputation as a natural foods authority. Through this program, Wild Oats has successfully introduced a number of high quality, unique private label products, such as chocolate bars, gourmet breads, salsa, salad dressings, vitamins, chips, pretzels, tortillas, fresh juices, pasta, pasta sauces, oils, and canned fruit. The Company intends to continue to expand its private label product offerings on a selected basis, and anticipates doubling the number of private label SKUs in the next twelve to eighteen months.

  Pricing. In general, natural and gourmet foods and related products have higher costs of production and correspondingly higher retail prices than conventional grocery items. The Company's pricing strategy has been to maintain prices that are at or below those of its natural foods competitors while educating its customers as to the higher quality and added value of its products so as to differentiate them from conventional products. Like most conventional supermarkets, the Company regularly features dozens of sale items, including "buy one-get one free" items, that are rotated periodically. In addition, the Company has an ongoing "down to earth" competitive pricing program that consistently features a natural foods item in each major product category at a price that is competitive with or lower than its conventional equivalent. The Company regularly monitors the prices at its natural foods and conventional supermarket competitors to ensure its prices remain competitive.

Store Environment

  At Wild Oats, shopping is "theater." Each store strives to create a fun, friendly and educational environment that makes grocery shopping enjoyable and encourages shoppers to spend more time in the store and to purchase new products. In order to enhance customers' understanding of natural foods and how to prepare them, the Company trains its store staff to educate customers as to the benefits and quality of its products and prominently features educational brochures and newsletters as well as an in-store consumer information department. Product brochures, recipe card areas, food sampling stations and informational signage are used extensively throughout the store. Most stores offer cafe seating areas, espresso and fresh juice bars, in-store nutritional consultants, and in-store massage therapists, all of which emphasize the comfortable, relaxed nature of the Wild Oats shopping experience. In addition, each store features a monthly calendar of special events such as educational presentations, children's events, cooking classes, live music, prize drawings and dog washes. Certain departments are remerchandised several times a year according to seasonal themes or different marketing campaigns, such as Rain Forest Month or Organic Harvest Month. The stores also sponsor many community-related activities such as presentations on health and safety as well as fund-raising drives for local organizations. The Company encourages and receives feedback from its customers through its suggestion boxes and posts responses on the stores' community bulletin board.

Company Culture and Store Operations

  Company Culture. The Company's culture is embodied in its "Four Areas of Responsibility": responsibility to its customers, its staff, its community and its bottom line. In particular, Wild Oats believes that knowledgeable, satisfied and motivated staff members have a direct impact on store performance and overall profitability. Wild Oats encourages active participation and open communication among all staff members and advocates store-level participation in a variety of marketing, merchandising and operating decisions. The Company has made a substantial commitment to staff education and has created an in-house training program which consists of an intensive orientation for new hires and mandatory monthly and quarterly education programs for the general staff. The Company generally hires individuals dedicated to the concept of natural foods and a healthy lifestyle and seeks to promote store-level employees to positions of increasing responsibility.

  Management and Employees. The Company's stores are organized into 10 geographic regions, each of which has a regional director who is responsible for the store operations within his or her region and who reports to the Company's senior management. The Company's regional directors are responsible for, and frequently visit, their cluster of stores to monitor financial performance and ensure adherence to the Company's operating standards. The typical staff of a Wild Oats store consists of one store manager, ten department managers and between 25 to 200 additional hourly staff members, most of whom work full time. Store and department managers are responsible for the operations of individual stores including recruiting and hiring store personnel, communicating financial results nightly, coordinating merchandise ordering, distribution and receiving, and to a limited extent, supplementing their stores' merchandise mix with regional and other products suited for their specific market. The accounting department provides a detailed monthly financial analysis of every department in each store which is reviewed by both the store and regional managers. The Company maintains a staff of corporate level department specialists including Natural Living, Prepared Foods, Produce, Meat/Poultry/Seafood and Grocery coordinators who manage centralized buying programs and assist in store-level merchandising, pricing and staff training to ensure Company-wide adherence to product standards and store concept.

  All regional directors and store managers and certain store-level staff participate in an incentive plan that ties compensation awards to the achievement of specified store-level sales, profitability and other financial performance criteria. The Company also seeks to foster enthusiasm and dedication in its staff members through comprehensive benefits packages including health insurance and wellness programs as well as an employer matching 401(k) plan and equity incentive plans.

Purchasing and Distribution

  The Company has a centralized purchasing function which sets product standards, approves products and negotiates volume purchase discount arrangements with distributors and vendors. Individual store purchases are handled through its department managers who make purchasing decisions within these established parameters. This approach enables each store to customize its product mix to meet the needs and preferences of its customers while adhering to the Company's established product standards and allowing each store to benefit from the Company's volume purchasing discounts.

  The wholesale segment of the natural foods industry provides a large and growing array of product choices across the full range of grocery product categories. Although the Company purchases products from more than

3,000 suppliers, the Company purchases approximately 25% of its products from a single wholesale distributor that operates multiple warehouses nationwide. The Company believes that this distributor is able to service all of the Company's existing stores as well as most of its future sites. As a result of its rapid growth, the Company has been able to negotiate greater volume discounts with this distributor and certain other vendors. The Company has no supply contracts with these parties and any vendor or distributor could discontinue selling to the Company at any time. The Company believes that it could develop alternative sources of supply; however, any such termination may create a short-term disruption in store-level merchandise selection. See "Risk Factors--Possible Disruption of Product Supply." The Company is a party to an interim buying agreement with a distributor in Vancouver, British Columbia, Canada under which the Company is obligated to purchase certain products from the distributor for its Canadian stores, provided the purchase price is the lowest price offered from the Company's various distributors in that region.

  Most products are delivered directly to the stores by vendors and distributors. The Company currently operates a consolidated warehouse facility in Denver which receives and distributes truck load purchases of produce and grocery items and distributes products that cannot be delivered directly to the stores by outside vendors. The Company maintains a small fleet of local delivery vans and over-the-road trucks. As the Company enters new markets it will review the need for additional warehouse and distribution facilities.

  The Company operates five commissary kitchens in Santa Fe, New Mexico, Denver, Colorado, Phoenix, Arizona and Los Angeles and San Francisco, California as well as a bakery in Denver, Colorado. These facilities produce deli food, take out food, bakery products and certain private label items exclusively for sale in the Company's stores. Each kitchen can make daily deliveries to stores within a hundred mile radius of the facility. The Company intends to add new kitchens as it expands into new markets.

Marketing

  The Company's marketing programs are primarily focused on in-store customer education and information. The Company believes that its customers are more responsive to the quality of the shopping experience, issue-based marketing and word-of-mouth advertising than to price-based marketing and traditional media advertising. As a result, the Company focuses on consumer education and emphasizes the benefits and quality of its products such as the fact that an item is organic or grown locally. The Company uses a variety of media, including in-store fliers, newspaper inserts and promotional brochures in which it promotes the depth of its merchandise selection, benefits of natural products, and "down to earth" competitive prices, including "buy one-get one free" and "two for one" pricing promotions. The Company also plans to introduce the "Wild Shopper Program(TM)," a customer loyalty program that will give frequent customers discounts on purchases when they use their "Wild Shopper Card," at its Colorado stores in the fourth quarter of 1997 and, if such program is well received, nationwide in 1998. When the Company first enters a new market, the Company executes an intense marketing campaign to build awareness of its new store and its selection of natural products. After the initial campaign, this advertising is replaced by the marketing strategies described above.

  The Company's advertising costs historically have been less than 1.5% of sales. The Company recently introduced a multifaceted promotional program to its vendors for 1998 which allows for different degrees of promotional participation and commits vendors to full year expenditures in advance. In exchange for participation in the Company's new promotional program, commencing in 1998 vendors will receive access to national advertising programs, detailed feedback on volume movement and the ability for longer term production planning.

Management Information Systems

  The Company's management information systems have been designed to provide detailed store-level financial data, including sales, gross margin, payroll and store contribution, to regional and store managers and to the Company's headquarters on a timely basis. Currently, certain store-level accounting and inventory management systems are processed manually. The Company purchased a software system to convert the store level point-of-sale and pricing systems to one system, and is in the process of implementing such system. The Company has converted more than half of its stores to the new system and anticipates that the remaining stores will be converted by the first half of 1998. All new stores will be using the system going forward. Certain Wild Oats stores are not currently on an automated point-of-sale and pricing system. The Company is currently implementing new, faster credit card processing systems Company-wide to reduce transaction time at the cash register and the cost to the Company of individual credit card transactions. The Company also has purchased a software system to track product movement and allow for centralized pricing input to the stores. These new systems are expected to be operational in all of the Company's stores by third quarter of 1998. The Company is also in the process of ensuring that its software systems are year 2000 compliant. The financial impact to the Company of such compliance is not expected to be material in any single year. See "Risk Factors--Possible Inability to Manage Growth."

Competition

  The Company's competitors currently include other independent and multi-unit natural foods supermarkets, smaller traditional natural foods stores, conventional supermarkets and specialty grocery stores. While certain conventional supermarkets, smaller traditional natural foods stores and small specialty stores do not offer as full a range of products as the Company, they do compete with Wild Oats in one or more product categories. A number of other natural foods supermarkets offer a range of natural foods products similar to those offered in the Company's stores. The Company believes that the principal competitive factors in the natural foods industry include customer service, quality and variety of selection, store location and convenience, price and store atmosphere. The Company believes that its primary competitor is Whole Foods, a publicly-traded company based in Texas which, as of September 28, 1997, had 75 stores and gross annual sales of approximately $1.1 billion. The Company currently competes with Whole Foods in California, Florida and Illinois. Whole Foods has signed a lease for a 39,000 square foot store in Boulder, Colorado, where the Company's headquarters and three of its stores are currently located. The Whole Foods Boulder store is projected to open in January 1998, and at this time the Company cannot evaluate what, if any, impact increased competition from Whole Foods will have on its overall sales. The Company's Boulder, Colorado stores account for less than 10% of the Company's overall sales revenues. See "Risk Factors--Competition."

Employees

  As of September 27, 1997, the Company employed 2,081 full-time individuals and 1,768 part-time individuals. Approximately 3,707 of the Company's employees are engaged at the store-level and 142 are devoted to regional administrative and corporate activities. The Company believes that it maintains a good relationship with its employees. One small group of employees at one of its acquired stores was unionized at the time of the store's acquisition and continues to be unionized. The Company anticipates that in the future one or more of its stores may be the subject of attempted organizational campaigns by labor unions representing grocery industry workers, and that from time to time certain of its stores may be picketed by local labor unions relating to area wage and benefit standards.

Properties

  The Company currently leases an aggregate of approximately 14,500 square feet for its corporate offices in Boulder, Colorado. The lease for the corporate headquarters expires in October 2006 and has a renewal option for an additional six year term. The rental payment is a fixed base rate. The lease for the Company's 13,500 square foot warehouse in Denver expires in August 1999 and is subject to two renewal options of three years each. The rental payment is a fixed base rate.

  The Company leases the majority of its currently operating stores. The Company currently has leases signed for 11 new stores and one relocation projected to be opened in 1997 and 1998. In 1997, the Company purchased real property in Westminster, Colorado and Hinsdale, Illinois, for the construction of new stores projected to be opened in the first half and third quarter of 1998, respectively. The Company also purchased the real property underlying its Fort Collins, Colorado, Alfalfa's Market store, and has executed a contract to purchase additional property in Fort Collins, Colorado. The Company anticipates that it will sell all or substantially all of the real property it currently owns under sale and leaseback transactions, where the purchaser will lease the
properties back to the Company under market terms.   The Company's leases
typically provide for a ten-year base term and generally have several renewal periods. The rental payments are either fixed base rates or percentages of sales with minimum rentals. All of the leases are accounted for as operating leases. See "Risk Factors--Ownership and Sale of Real Property."

Trademarks

  Wild Oats(R), and Wild Oats Community Markets(R) are federally registered trademarks and Alfalfa's Market(TM), Oasis Fine Foods(TM) and Capers Whole Foods Market(TM) are trademarks owned by the Company.

                                  MANAGEMENT

Executive Officers and Directors

       The executive officers and directors of the Company are as follows:

Name                         Age        Position
----                         ---        --------

Michael C. Gilliland(1)....   39        Chief Executive Officer and Director
James W. Lee...............   46        President and Chief Operating Officer
Elizabeth C. Cook(1).......   38        Executive Vice President, Secretary and Director
Mary Beth Lewis............   39        Vice President of Finance, Chief Financial Officer and
                                        Treasurer
Freya R. Brier.............   39        Vice President of Legal
Ronald J. Feldman..........   50        Vice President of Real Estate
John E. Lauderbach.........   47        Vice President of Information Technology
Peter F. Williams..........   40        Vice President of Human Resources
John A. Shields (3)........   54        Chairman of the Board
David M. Chamberlain(3)....   54        Vice Chairman of the Board
Brian K. Devine............   55        Director
David L. Ferguson(2)(3)....   42        Director
James B. McElwee(2)(3).....   45        Director

------------------------------

/(1)/Michael C. Gilliland and Elizabeth C. Cook are husband and wife. /(2)/Member of Audit Committee.
/(3)/Member of Compensation Committee.

        Michael C. Gilliland co-founded the Company and has been the Chief Executive Officer and a Director of the Company since its inception in July 1987. Mr. Gilliland also served as its President and Chairman of the Board from inception until July 1996. Prior to forming the Company in 1987, Mr. Gilliland was involved in several entrepreneurial ventures.

        James W. Lee joined the Company as its Chief Operating Officer in September 1996 and became President of the Company in January 1997. Mr. Lee was Group Vice President, Store Operations--Central Division of Ralphs Grocery Company ("Ralphs") from February 1993 to September 1996. He was also Group Vice President, Store Operations--Southern Division from February 1991 to January 1993 and Vice President, Store Operations--Northern Division from February 1988 to January 1991 with Ralphs.

        Elizabeth C. Cook co-founded the Company and has been a Vice President, Secretary and Director of the Company since its inception in July 1987 and has been Executive Vice President since July 1997. Ms. Cook was General Counsel until December 1996. Prior to that, from 1983 to 1987, Ms. Cook was tax counsel on staff with the Atlantic Richfield Company.

        Mary Beth Lewis joined the Company as its Chief Financial Officer and Treasurer in September 1992 and has been Vice President of Finance since July 1997. From August 1986 until August 1992, Ms. Lewis worked for Price Waterhouse LLP, most recently as an audit manager. Ms. Lewis is a Certified Public Accountant.

        Freya R. Brier joined the Company as General Counsel in December 1996 and has been Vice President of Legal since July 1997. Ms. Brier was Corporate Counsel for Synergen, Inc. from January 1993 through January 1995, and a legal consultant to Amgen, Inc. from February 1995 to November 1996. Prior to joining Synergen, Ms. Brier was a partner with the Denver law firm of Holme Roberts & Owen LLP.

        Ronald J. Feldman joined the Company as Vice President of Real Estate in October 1997. From 1994 to September 1997, Mr. Feldman was Vice President of Real Estate Development for Quizno's Corporation. From 1991 to 1994, Mr. Feldman was Vice President Restaurant Services of Retail One.

        John E. Lauderbach joined the Company as Vice President of Information Technology in August 1997. From 1974 to 1997, Mr. Lauderbach was with Wolohan Lumber Co., serving as Director of Management Information Systems from 1992 to July 1997.

        Peter F. Williams joined the Company as Vice President of Human Resources in May 1997. From 1992 to 1997, Mr. Williams was with Boston Chicken, Inc., serving as Senior Director of Human Resources from 1993 to April 1997.

        John A. Shields joined the Company as Chairman of the Board of the Company in July 1996. Mr. Shields was a member of the Board of Directors of Alfalfa's from June 1995 to July 1996. He has been Chairman of the Board and Chief Executive Officer of Delray Farms Markets, a chain of produce, meat and deli markets, since January 1994. From 1983 until 1993, Mr. Shields was President and Chief Executive Officer of First National Supermarkets. He is currently a director of DIY Home Warehouse, Inc., Homeland Stores, Inc. and Shore Bank and Trust Company.

        David M. Chamberlain has been the Vice Chairman of the Board of the Company since July 1996 and joined the Company as Director of the Company in July 1994. Mr. Chamberlain is Chairman of Genesco, Inc., a men's shoe wholesaler/retailer company and has been with Genesco since 1994. From May 1994 to October 1994, Mr. Chamberlain was a principal of Consumer Focus Partners, a private investment firm. Prior to that, from October 1983 until May 1993, he was with Shaklee Corp., a nutritional products company, serving as President and Chief Executive Officer from December 1985 to May 1992 and as Chairman thereafter. From 1969 to 1983, Mr. Chamberlain held various general management and marketing positions with Nabisco Brands, Inc. and the Quaker Oats Company. He is currently a Director of Mrs. Fields, Inc.

        Brian K. Devine has been a Director of the Company since October 1997. Mr. Devine is Chairman, President and Chief Executive Officer of Petco Animal Supplies, Inc., and has been with Petco since August 1990. Prior to joining Petco, Mr. Devine was President of Krause's Sofa Factory, a furniture retailer and manufacturer, from 1988 to 1989.

        David L. Ferguson has been a Director of the Company since November 1994 and has been a general partner of Chase Capital Partners (the general partner of Chase Venture Capital Associates, L.P.) since 1989. Prior to joining Chase Capital Partners, he was a member of the mergers and acquisitions groups of Prudential Securities, Inc. from 1987 to 1989 and Bankers Trust New York Corporation from 1985 to 1987. Mr. Ferguson currently serves as a director of Thompson PBE, Inc.

        James B. McElwee has been a Director of the Company since July 1993. Since November 1992, Mr. McElwee has been a general partner of Weston Presidio Capital (the general partner of Weston Presidio Offshore Capital C.V.). From July 1979 until November 1992, he was Senior Vice President and a Managing Director of the Security Pacific Venture Capital Group.

                       PRINCIPAL AND SELLING STOCKHOLDERS

        The following table sets forth certain information with respect to the beneficial ownership of the Company's Common Stock as of October 31, 1997, and as adjusted to reflect the sale of the Common Stock being offered hereby by: (i) each person (or group of affiliated persons) who is known by the Company to own beneficially more than 5% of the Common Stock; (ii) each of the Company's directors and executive officers, (iii) all directors and executive officers of the Company as a group and (iv) each Selling Stockholder.


                                        Beneficial Ownership     Number      Beneficial Ownership
                                              Prior to         of Shares            After
                                          the Offering (1)     to be Sold     the Offering (1)
                                        ---------------------    in the      -------------------
Name                                      Number     Percent    Offering     Number      Percent
----                                      ------     -------    --------     ------      -------
Michael C. Gilliland (2)..............   1,489,256      21.0%    210,000   1,279,256        15.4%
Wild Oats Markets, Inc.
1645 Broadway
Boulder, CO  80302

Elizabeth C. Cook (3).................   1,489,256      21.0     210,000   1,279,256        15.4
Wild Oats Markets, Inc.
1645 Broadway
Boulder, CO  80302

Chase Capital Partners (4)............   1,247,086      17.6         -0-   1,247,086        15.0
380 Madison Avenue, 12th Floor
New York, NY  10017

Mark R. Clapp.........................     464,853       6.6     130,000     334,853         4.0
2147 Kincaid
Boulder, CO  80304

Weston Presidio Offshore                                                                       *
  Capital C.V. (5)....................     537,392       7.6     537,392         -0-
343 Sansome Street, Suite 1210
San Francisco, CA  94104-1316

John A. Shields (6)...................      43,770       *           -0-      43,770           *
David M. Chamberlain (7)..............      27,971       *           -0-      27,971           *
Brian K. Devine.......................         -0-       *           -0-         -0-           *
David L. Ferguson (8).................   1,256,753      17.7         -0-   1,256,753        15.2
James B. McElwee (9)..................     539,059       7.6     537,392       1,667           *
James W. Lee (10).....................       8,141       *           -0-       8,141           *
Mary Beth Lewis (11)..................      17,001       *           -0-      17,001           *
Freya R. Brier (12)...................       2,096       *           -0-       2,096           *
Ronald J. Feldman.....................         -0-       *           -0-         -0-           *
John E. Lauderbach....................         -0-       *           -0-         -0-           *
Peter F. Williams.....................         -0-       *           -0-         -0-           *
David Burns (13)......................       5,094       *         5,094         -0-           *
Edward Burns (13).....................       5,094       *         5,094         -0-           *
Michael Madnick (13)(14)..............      24,307       *        24,307         -0-           *
Joseph Scarpa (13)(14)................      26,700       *        26,700         -0-           *
All directors and executive officers
   as a group (13 persons) (15).......   3,384,047      47.3     747,392   2,636,655        31.6

-------------------------------------

* Less than one percent.

(1) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Shares of Common Stock subject to options, warrants and convertible notes currently exercisable or convertible, or exercisable or convertible within 60 days of October 31, 1997 are deemed outstanding for computing the percentage of the person or entity holding such securities but are not outstanding for computing the percentage of any other person or entity. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by them.

(2) Consists of 483,635 shares held by Mr. Gilliland, 483,635 shares held by Elizabeth C. Cook, 6,860 shares held by the Ian Patrick Gilliland 1993 Trust, 496,146 shares held by the Gilliland Cook Family Investments, L.P., 4,140 shares held by Mr. Gilliland and Ms. Cook as joint tenants and 6,860 shares held by the Stella Elizabeth Gilliland 1993 Trust. Also includes 7,980 shares subject to stock options that are exercisable within 60 days of October 31, 1997, held by Mr. Gilliland. Mr. Gilliland disclaims beneficial ownership to the 509,866 shares held by the trusts. Of the 210,000 shares shown in this table as being offered by Mr. Gilliland, 65,000 shares will be offered by Mr. Gilliland, 65,000 shares will be offered by Ms. Cook and 80,000 shares will be offered by a private foundation to be formed by Mr. Gilliland and Ms. Cook to which half of such shares will be transferred by each of Mr. Gilliland and Ms. Cook.

(3) Consists of 483,635 shares held by Ms. Cook, 483,635 shares held by Mr. Gilliland, 6,860 shares held by the Ian Patrick Gilliland 1993 Trust, 496,146 shares held by the Gilliland Cook Family Investments, L.P., 4,140 shares held by Ms. Cook and Mr. Gilliland as joint tenants and 6,860 shares held by the Stella Elizabeth Gilliland 1993 Trust. Also includes 7,980 shares subject to stock options that are exercisable within 60 days of October 31, 1997, held by Mr. Gilliland. Ms. Cook disclaims beneficial ownership of the 509,866 shares held by the trusts. Of the 210,000 shares shown in this table as being offered by Ms. Cook, 65,000 shares will be offered by Mr. Gilliland, 65,000 shares will be offered by Ms. Cook and 80,000 shares will be offered by a private foundation to be formed by Mr. Gilliland and Ms. Cook to which half of such shares will be transferred by each of Mr. Gilliland and Ms. Cook.

(4) Consists of 1,247,086 shares held of record by Chase Venture Capital Associates, L.P., a California limited partnership ("CVCA"). The general partner of CVCA is Chase Capital Partners, a New York general partnership ("CCP"), of which Mr. Ferguson is one of several general partners. Mr. Ferguson disclaims beneficial ownership of the shares owned by CVCA except to the extent of his pecuniary interest therein arising from his general partnership interest therein.

(5) Consists of 537,392 shares held of record by Weston Presidio Offshore Capital C.V. ("Weston"). Mr. McElwee is a general partner of Weston Presidio Capital, the general partner of Weston. Mr. McElwee disclaims beneficial ownership of the shares held by Weston except to the extent of his pecuniary interest therein arising from his general partnership interest therein.

(6) Consists of 32,530 shares and 11,240 shares subject to stock options that are exercisable within 60 days of October 31, 1997 held by Mr. Shields.

(7) Consists of 13,619 shares held by Mr. Chamberlain, 600 shares held by Mr. Chamberlain as custodian for Pamela Chamberlain, 600 shares held by Mr. Chamberlain as custodian for Kathryn Chamberlain and 13,152 shares subject to stock options that are exercisable within 60 days of October 31, 1997.

(8) Consists of 1,247,086 shares held of record by Chase Venture Capital Associates, L.P., a California limited partnership ("CVCA"). The general partner of CVCA is Chase Capital Partners, a New York general partnership ("CCP"), of which Mr. Ferguson is one of several general partners. Mr. Ferguson disclaims beneficial ownership of the shares owned by CVCA except to the extent of his pecuniary interest therein arising from his general partnership interest therein. Also includes 8,000 shares held by Mr. Ferguson and 1,667 shares subject to stock options that are exercisable within 60 days of October 31, 1997, held by Mr. Ferguson. Mr. Ferguson's business address is 380 Madison Avenue, 12th Floor, New York, NY 10017.

(9) Consists of 537,392 shares held of record by Weston Presidio Offshore Capital C.V. ("Weston"). Mr. McElwee is a general partner of Weston Presidio Capital, the general partner of Weston. Mr. McElwee disclaims beneficial ownership of the shares held by Weston except to the extent of his pecuniary interest therein arising from his general partnership interest therein. Also includes 1,667 shares subject to stock options that are exercisable within 60 days of October 31, 1997, held by Mr. McElwee. Mr. McElwee's business address is 343 Sansome Street, Suite 1210, San Francisco, CA 94104-1316.

(10) Consists of 603 shares and 7,538 shares subject to stock options that are exercisable within 60 days of October 31, 1997 held by Mr. Lee.

(11) Consists of 295 shares and 16,706 shares subject to stock options that are exercisable within 60 days of October 31, 1997 held by Ms. Lewis.

(12) Consists of 322 shares and 1,774 shares subject to stock options that are exercisable within 60 days of October 31, 1997 held by Ms. Brier.

(13) These Selling Stockholders were the stockholders of Wholly Harvest of Boca Raton, Inc., from which the Company purchased its store in Boca Raton, Florida in February 1997.

(14) These Selling Stockholders were the stockholders of Wholly Harvest Markets, Inc., from which the Company purchased its store in West Palm Beach, Florida in February 1997.

(15) Consists of 3,316,775 shares and 61,724 shares subject to stock options that are exercisable within 60 days of October 31, 1997.

                                 UNDERWRITING

     Upon the terms and subject to the conditions stated in the Underwriting Agreement dated ________, each Underwriter named below has severally agreed to purchase, and the Company and the Selling Stockholders have agreed to sell to such Underwriter, the respective number of shares of Common Stock set forth opposite the name of such Underwriter.

        Underwriter                                                            Number of Shares
        -----------                                                            ----------------

        Smith Barney Inc.....................................................
        PaineWebber Incorporated.............................................
        Piper Jaffray Inc....................................................
        Dain Bosworth Incorporated...........................................
                                                                                ----------
        Total                                                                    2,138,587
                                                                                ==========

     The Underwriting Agreement provides that the obligations of the several Underwriters to pay for and accept delivery of the shares offered hereby are subject to approval of certain legal matters by their counsel and to certain other conditions. The Underwriters are obligated to take and pay for all shares of Common Stock offered hereby (other than those covered by the over-allotment option described below) if any such shares are taken.

     The Underwriters, for whom Smith Barney Inc., PaineWebber Incorporated, Piper Jaffray Inc. and Dain Bosworth Incorporated are acting as the Representatives, propose to offer part of the shares of Common Stock directly to the public at the public offering price set forth on the cover page of this Prospectus and part of the shares of Common Stock to certain dealers at a price which represents a concession not in excess of $____ per share under the public offering price. The Underwriters may allow, and such dealers may re-allow, a concession not in excess of $____ per share to certain other dealers. (After the initial offering of the shares to the public, the public offering price and such concessions may be changed by the Representatives.)

     The Company has granted to the Underwriters an option, exercisable for thirty days from the date of this Prospectus, to purchase up to 320,788 additional shares of Common Stock at the price to public set forth on the cover page of this Prospectus minus the underwriting discounts and commissions. The Underwriters may exercise such option solely for the purpose of covering over-allotments, if any, in connection with the offering of the shares offered hereby. To the extent such option is exercised, each Underwriter will be obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares as the number of shares set forth opposite each Underwriter's name in the preceding table bears to the total number of shares listed in such table.

     The Company, its officers and directors, the Selling Stockholders and certain other stockholders of the Company designated by the Representatives have agreed that, for a period of 90 days from the date of this Prospectus, they will not, without the prior written consent of Smith Barney Inc., sell, offer to sell, solicit an offer to buy, contract to sell, grant any option to purchase or otherwise transfer or dispose of any shares of Common Stock of the Company or any securities convertible into or exercisable or exchangeable for Common Stock of the Company, other than pursuant to the Company's stock option plans.

     The Company, the Selling Stockholders, and the Underwriters have agreed to indemnify each other against liabilities, including liabilities under the Securities Act of 1933.

     In connection with this offering and in compliance with applicable law, the Underwriters may over-allot (i.e., sell more Common Stock than the total amount shown on the list of Underwriters and participations that appears above) and may effect transactions that stabilize, maintain or otherwise affect the market price of the Common Stock at levels above those that might otherwise prevail in the open market. Such transactions may include placing bids for the Common Stock or effecting purchases of the Common Stock for the purpose of pegging, fixing or maintaining the prices of the Common Stock or for the purpose of reducing a syndicate short position created with this offering. A syndicate short position may be covered by exercise of the option described above rather than by open market purchases. In addition, the contractual arrangements among the Underwriters include a provision whereby, if the Representatives purchase Common Stock in the open market for the account of the underwriting syndicate and the securities purchased can be traced to a particular Underwriter or member of the selling group, the underwriting syndicate may require the Underwriter or selling group member in question to purchase the Common Stock in question at the cost price to the syndicate or may recover from (or decline to pay to) the Underwriter or selling group member in question the selling concession applicable to the securities in question. The Underwriters are not required to engage in any of these activities and any such activities, if commenced, may be discontinued at any time.


                                 LEGAL MATTERS

     The validity of the Common Stock offered hereby will be passed upon for the Company by Holme Roberts & Owen LLP, Denver, Colorado. Certain legal matters relating to this offering will be passed upon for the Underwriters by Brobeck, Phleger & Harrison LLP, Palo Alto, California.


                                    EXPERTS

     The financial statements of Wild Oats incorporated in this Prospectus by reference to the Company's Annual Report on Form 10-K for the year ended December 28, 1996 have been so incorporated in reliance on the report of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting. The consolidated financial statements of Alfalfa's, Inc. as of June 30, 1996 and for the year then ended and the combined financial statements of New Frontiers as of December 31, 1995 and 1994 and for each of the three years in the period ended December 31, 1995 incorporated in this Prospectus by reference to pages F-17 through F-30 and pages F-36 through F-45, respectively of the Company's Prospectus dated October 22, 1996 have been so incorporated in reliance on the reports of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

     The consolidated financial statements of Alfalfa's, Inc. and its subsidiaries as of June 25, 1995 and for the years ended June 25, 1995 and June 26, 1994 incorporated in this Prospectus by reference from the Registration Statement No. 333-11261 on Form S-1 of Wild Oats Markets, Inc. have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.


                             AVAILABLE INFORMATION

     The Company has filed with the Commission a registration statement on Form S-3 (the "Registration Statement," which term encompasses all amendments, exhibits, annexes and schedules thereto) under the Securities Act with respect to the Common Stock offered hereby. This Prospectus, which constitutes a part of the Registration Statement, does not contain all the information set forth in the Registration Statement, to which reference is hereby made. Statements made in this Prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete. With respect to each such contract, agreement or other document filed as an exhibit to the Registration Statement and the exhibits thereto, reference is hereby made to the exhibit for a more complete description of the matter involved, and each statement made herein shall be deemed qualified in its entirety by such reference.

     The Company is subject to the informational requirements of the Exchange Act and in accordance therewith files periodic reports, proxy and information statements and other information filed with the Commission. The Registration Statement filed by the Company with the Commission, as well as such reports, proxy and information statements and other information filed by the Company with the Commission, are available at the web site that the Commission maintains at http:\\www.sec.gov and can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the Commission located at 7 World Trade Center, New York, New York 10048, and the Central Regional Office, 1801 California Street, Suite 4800, Denver, CO 80202-2648. Copies of such material, when filed, may also be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The Common Stock is quoted on the Nasdaq National

Market and such reports, proxy and information statements and other information concerning the Company are available at the offices of the Nasdaq National Market located at 1735 K Street, N.W., Washington, D.C. 20006.


                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     Incorporated by reference in this Prospectus are (i) the Company's Annual Report on Form 10-K for the fiscal year ended December 28, 1996; (ii) the Company's Quarterly Reports on Form 10-Q for the quarters ended March 29, 1997, June 28, 1997 and September 27, 1997; (iii) the Company's Definitive Proxy Statement dated March 28, 1997; (iv) the Company's Current Report on Form 8-K filed on November 14, 1997; (v) the description of the Company's Common Stock contained in the Company's Registration Statement on Form 8-A dated October 17, 1996; and (vi) Pages F-17 through F-30 and Pages F-36 through F-45 of the Company's Prospectus dated October 22, 1996. All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of this offering shall be deemed to be incorporated by reference herein and to be a part of this Prospectus from the of filing of such documents. Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company will provide without charge to each person, including any beneficial owner of Common Stock, to whom a copy of this Prospectus has been delivered, on the written or oral request of such person, a copy of any or all of the foregoing documents incorporated by reference in this Prospectus, other than exhibits to such documents unless such exhibits are specifically incorporated by reference into the information that this Prospectus incorporates. Written or oral requests for such copies should be directed to Wild Oats Markets, Inc., 1645 Broadway, Boulder, Colorado 80302 (telephone:
(303) 440-5220).

                                 [PHOTOGRAPHS]


Sixteen photographs, including three pictures of exterior store fronts, three pictures of store interiors, one picture of a shopping cart with a flower, six pictures of food items, one picture of a cow, one picture of a woman and a baby, and one picture of a tincture.

===============================================================================

 NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER CONTAINED HEREIN, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR BY ANY OF THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER OF ANY SECURITIES OTHER THAN THOSE TO WHICH IT RELATES OR AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, THOSE TO WHICH IT RELATES IN ANY STATE TO ANY PERSON TO WHOM IT IS NOT LAWFUL TO MAKE SUCH OFFER IN SUCH STATE. THE DELIVERY OF THIS PROSPECTUS AT ANY TIME DOES NOT IMPLY THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                              -------------------

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
Prospectus Summary........................................................    3
Risk Factors..............................................................    6
Recent Acquisitions and New Store Openings................................   11
Use of Proceeds...........................................................   12
Dividend Policy...........................................................   12
Price Range of Common Stock...............................................   12
Capitalization............................................................   13
Management's Discussion and Analysis of Financial Condition and Results of
 Operations...............................................................   14
Business..................................................................   20
Management................................................................   31
Principal and Selling Stockholders........................................   33
Underwriting..............................................................   35
Legal Matters.............................................................   36
Experts...................................................................   36
Available Information.....................................................   36
Incorporation of Certain Documents by Reference...........................   37

===============================================================================

===============================================================================

                               2,138,587 SHARES

                       [LOGO OF WILD OATS APPEARS HERE]

                                 Common Stock


                                   --------

                                  PROSPECTUS

                                         , 1997

                                   --------


                               SMITH BARNEY INC.

                           PAINEWEBBER INCORPORATED

                              PIPER JAFFRAY INC.

                          DAIN BOSWORTH INCORPORATED

===============================================================================

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS


Item 14.  Other Expenses of Issuance and Distribution.

     The following table sets forth all expenses, other than the underwriting discounts and commissions, payable by the Registrant in connection with the sale of the Common Stock being registered. All the amounts shown are estimates except for the SEC registration fee, the NASD filing fee and the Nasdaq listing fee.

SEC registration fee..........................................      $ 28,414
NASD filing fee...............................................         9,877
Nasdaq listing fee............................................        17,500
Blue sky qualification fee and expenses.......................         5,000
Printing and engraving expenses...............................        60,000
Legal fees and expenses.......................................        80,000
Accounting fees and expenses..................................        60,000
Transfer agent, custodian and registrar fees..................         5,000
Miscellaneous.................................................        34,209
                                                                    --------
Total.........................................................      $300,000
                                                                    ========

Item 15.  Indemnification of Officers and Directors.

     Under Section 145 of the Delaware General Corporation Law, the Registrant has broad powers to indemnify its directors and officers against liabilities they may incur in such capacities, including liabilities under the Securities Act of 1933, as amended (the "Securities Act"). The Registrant's Bylaws also provide that the Registrant will indemnify its directors and officers and may indemnify its employees and other agents to the fullest extent not prohibited by Delaware law, provided that such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Registrant and, with respect to any criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful.

     The Registrant's Certificate of Incorporation provides for the elimination of liability for monetary damages for breach of the directors' fiduciary duty of care to the Registrant and its stockholders. These provisions do not eliminate the directors' duty of care and, in appropriate circumstances, equitable remedies such an injunctive or other forms of non-monetary relief will remain available under Delaware law. In addition, each director will continue to be subject to liability for breach of the director's duty of loyalty to the Registrant, for acts or omissions not in good faith or involving intentional misconduct, for knowing violations of law, for any transaction from which the director derived an improper personal benefit, and for payment of dividends or approval of stock repurchases or redemptions that are unlawful under Delaware law. The provision does not affect a director's responsibilities under any other laws, such as the federal securities laws or state or federal environmental laws.

     The Registrant has entered into agreements with its directors and executive officers that require the Registrant to indemnify such persons against expenses, judgments, fines, settlements and other amounts actually and reasonably incurred (including expenses of a derivative action) in connection with any proceeding, whether actual or threatened, to which any such person may be made a party by reason of the fact that such person is or was a director or officer of the Registrant, provided that such person's conduct was not knowingly fraudulent or deliberately dishonest and did not constitute willful misconduct. The indemnification agreements also set forth certain procedures that will apply in the event of a claim for indemnification thereunder.

     The Underwriting Agreement to be filed as Exhibit 1.1 to this Registration Statement will provide for indemnification by the Underwriters of the Registrant and its officers and directors for certain liabilities arising under the Securities Act or otherwise.

Item 16.  Exhibits


Exhibit
Number             Description of Document
------             -----------------------
  1.1              Form of Underwriting Agreement. (3)
  4(i).1.(a)       Amended and Restated Certificate of Incorporation of the
                   Registrant. (1)
  4(i).1.(b)       Certificate of Correction to Amended and Restated Certificate
                   of Incorporation of the Registrant. (1)
  4(ii).1          Amended and Restated By-Laws of the Registrant. (1)
  4.2              Specimen stock certificate. (2)
  5.1              Opinion of Holme Roberts & Owen LLP. (4)
 12.1              Statement re Computation of Ratios. (1)
 21.1              List of subsidiaries. (4)
*23.1              Consent of Price Waterhouse LLP.
*23.2              Consent of Deloitte & Touche LLP.
 23.3              Consent of Holme Roberts & Owen. Reference is made to
                   Exhibit 5.1.
 24.1              Power of Attorney. (4)

-------------------
*Filed herewith.

(1) Incorporated by reference to the Registrant's Annual Report on Form 10-K for the year ended December 28, 1996 (File Number 0-21577).
(2) Incorporated by reference to the Registrant's Registration Statement on Form S-1 (Number 333-11261).
(3) To be filed by amendment.

(4) Filed previously.


Item 17.  Undertakings.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     The undersigned Registrant undertakes that: (1) for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus as filed as part of the registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of the registration statement as of the time it was declared effective, and (2) for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets the requirements for filing on Form S-3 and has caused Amendment No. 1 to this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Boulder, County of Boulder, State of Colorado, on the 21st of November, 1997.

                                 Wild Oats Markets, Inc.

                                 By  /s/  Mary Beth Lewis
                                   ----------------------
                                          Mary Beth Lewis
                                          Vice President of Finance,
                                          Chief Financial Officer and Treasurer


     Pursuant to the requirements of the Securities Act of 1933, Amendment No. 1 to this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.


Signature                              Title                   Date
---------                              -----                   ----

/s/  Michael C. Gilliland*
---------------------------
     Michael C. Gilliland    Chief Executive Officer           November 21, 1997
                             and Director (Principal
                             Executive Officer)

/s/  Mary Beth Lewis
---------------------------
     Mary Beth Lewis         Vice President of                 November 21, 1997
                             Finance, Chief Financial
                             Officer and Treasurer
                             (Principal Financial
                             and Accounting Officer)

/s/  Elizabeth C. Cook*
---------------------------
     Elizabeth C. Cook       Executive Vice President,         November 21, 1997
                             Secretary and Director

/s/  John A. Shields*
---------------------------
     John A. Shields         Chairman of the Board             November 21, 1997

/s/  David M. Chamberlain*
---------------------------
     David M. Chamberlain    Vice Chairman of the              November 21, 1997
                             Board

/s/  David L. Ferguson*
---------------------------
     David L. Ferguson       Director                          November 21, 1997

/s/  James B. McElwee*
---------------------------
     James B. McElwee        Director                          November 21, 1997

/s/  Brian K. Devine*
---------------------------
     Brian K. Devine         Director                          November 21, 1997


-----------------------------

*By: /s/     Mary Beth Lewis
    ------------------------
             Mary Beth Lewis
             Attorney-In-Fact